UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549




                        SCHEDULE 13D
                       (Rule 13d-101)

          Under the Securities Exchange Act of 1934


          International Thoroughbred Breeders, Inc.
                      (Name of Issuer)


              Common Stock, $2.00 par value
               (Title of Class of Securities)


                        460491 80 6
                       (CUSIP Number)

         Tami L. Bogutz, Esquire, Cozen and O'Connor
         1900 Market Street, Philadelphia PA  19103
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications


                      January 15, 1997
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a Statement of
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.


============================================================================
                             SCHEDULE 13D
============================================================================

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

      NPD, Inc.                74-2808297
------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  [X]
      (b)  [ ]
------------------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     AF, OO
------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
    ITEMS 2(D) OR 2(E)

        [ ]
------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
    WITH
------------------------------------------------------------------------------

7  SOLE VOTING POWER

        2,904,016
------------------------------------------------------------------------------

8  SHARED VOTING POWER

        None
------------------------------------------------------------------------------

9  SOLE DISPOSITIVE POWER

        2,904,016
------------------------------------------------------------------------------

10 SHARED DISPOSITIVE POWER

        None
------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,904,016
-----------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*
         [ ]
------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.9%
------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


==============================================================================
                             SCHEDULE 13D
==============================================================================


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

        Nunzio P. DeSantis
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [X]
        (b) [ ]
-------------------------------------------------------------------------------

3  SEC USE ONLY
-------------------------------------------------------------------------------

4  SOURCE OF FUNDS*

        PF, OO
-------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
   ITEMS 2(D) OR 2(E)
             [ ]
-------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
    WITH
------------------------------------------------------------------------------

7  SOLE VOTING POWER

        None
-----------------------------------------------------------------------------

8  SHARED VOTING POWER

        2,904,016
-------------------------------------------------------------------------------

9  SOLE DISPOSITIVE POWER

        None
-----------------------------------------------------------------------------

10 SHARED DISPOSITIVE POWER

        2,904,016
-----------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,904,016
-----------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
         [  ]
------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.9%
------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT!



==============================================================================
                             SCHEDULE 13D
==============================================================================


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

        Anthony Coelho
------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [X]
        (b) [ ]
------------------------------------------------------------------------------

3  SEC USE ONLY

------------------------------------------------------------------------------

4  SOURCE OF FUNDS*

        AF, OO
-----------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
   ITEMS 2(D) OR 2(E)
-----------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-----------------------------------------------------------------------------

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
    WITH
------------------------------------------------------------------------------

7  SOLE VOTING POWER

        None
------------------------------------------------------------------------------

8  SHARED VOTING POWER

        2,904,016
-----------------------------------------------------------------------------

9  SOLE DISPOSITIVE POWER

        None
-----------------------------------------------------------------------------

10  SHARED DISPOSITIVE POWER

        2,904,016
-----------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,904,016
------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.9%
------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1    Security and Issuer

          This statement relates to shares of Common Stock, par value $2.00 per share (the "Stock"), of International
          Thoroughbred Breeders, Inc. (the "Issuer"). The principal executive offices of the Issuer are at P.O. Box 1232, Cherry Hill, New Jersey 08034.

Item 2    Identity and Background

(a)-(c) The names of the persons filing this report are: NPD, Inc. ("NPD"), Nunzio P. DeSantis ("DeSantis") and Anthony Coelho ("Coelho"). The reporting persons constitute a "group" as defined in Rule 13d-5(b)(1) with respect to the Stock.

          NPD. NPD is a Delaware corporation with a business address at Bradbury Court, Suite 3B, 215 Central Avenue
          N.W., Albuquerque, New Mexico 87102.

          DeSantis. DeSantis has a business address at Bradbury Court, Suite 3B, 215 Central Avenue N.W., Albuquerque, New Mexico 87102. DeSantis currently is President, Chief Executive Officer and a director of the Issuer. DeSantis currently is also President, Chief Executive Officer and Chairman of the Board of AutoLend Group, Inc. ("AutoLend"), President, Treasurer and Chairman of the Board of NPD, Inc. and President and Chairman of the Board of Vista Health Care Group.

          Coelho. Coelho has a business address at 700 14th Street, N.W., 5th Floor, Washington, DC 20005. Coelho is Chairman of the Board of the Issuer. Coelho is Chairman of the Board and Chief Executive Officer of Coelho Associates, a New York investment brokerage firm, Chairman of the Board and Chief Executive Officer of ETC, an education, training and communication company which is a subsidiary of Tele-Communications, Inc., and a director of NPD and AutoLend Group, as well as various public companies.

(d) During the last five years, none of the persons listed above has been convicted in a criminal proceeding
          (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) NPD is a Delaware corporation. DeSantis and Coelho are citizens of the United States.

Item 3    Source and Amount of Funds or Other Consideration

          NPD. NPD owns 2,904,016 shares of Stock which it acquired for $11,616,064 (or $4.00 per share) from Robert
          E. Brennan pursuant to a Stock Purchase Agreement dated December 5, 1996, as amended (the "Purchase Agreement"). The total purchase price for the shares is subject to adjustment based upon any appreciation in the market value of the Stock during the one-year period following the closing of the purchase of the shares. One-half of the purchase price was paid in cash at the closing of the acquisition and the remainder was paid by the issuance of a recourse promissory note payable to the order of Mr. Brennan (the "Note"). NPD borrowed one-half of the cash portion of the purchase price from each of DeSantis and Casino-Co Corporation, a Nevada corporation ("Casino-Co").

          DeSantis. DeSantis indirectly own 2,904,016 shares of Stock as a result of his owning approximately 77% of the outstanding common stock of NPD and being one of its two directors and shareholders.

          Coelho. Coelho indirectly own 2,904,016 shares of Stock as a result of his owning approximately 23% of the outstanding common stock of NPD and being one of its two directors and shareholders.

Item 4    Purpose of Transaction

(a)       On January 15, 1997, NPD purchased 2,904,016 shares of
          Stock owned by Robert E. Brennan (the "Brennan Shares") pursuant to the Purchase Agreement.

(b) The Group does not currently have any plans or proposals which would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.

(c) The Group does not currently have any plans which would result in a sale or transfer of a material amount of assets of the Issuer.

(d) Simultaneous with the purchase of the Brennan Shares, three of the Issuer's directors resigned (Frank Koenemund, John U. Mariucci and James J. Murray), and DeSantis, Coelho, Michael C. Abraham, Kenneth Scholl and Joseph Zappala were immediately thereafter appointed as directors, but the term of Mr. Zappala will not commence until January 25, 1997. At such time, such appointments will constitute a change in a majority of the Board of the Issuer.

(e) The Group does not currently have any plans or proposals which would result in any material change in the present capitalization or dividend policy of the Issuer.

(f) The Group does not currently intend to effectuate changes in the Issuer's business or corporate structure.

(g) The Group does not currently have any plans or proposals which would result in any changes in the Issuer's
          Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Issuer by any person.

(h) The Group does not currently have any plans or proposals which would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Group does not currently have any plans or proposals which would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Except as set forth above, the Group does not currently have any other plans or proposals which would result in any action similar to those enumerated in (a) - (i) above.

Item 5    Interest in Securities of the Issuer

(a) NPD. NPD is the record owner of 2,904,016 shares of Stock. Based upon the 11,651,511 shares of Stock outstanding as of January 9, 1997, NPD beneficially owns approximately 24.9% of the issued and outstanding shares of Stock of the Issuer.

          DeSantis. DeSantis is the beneficial owner of 2,904,016 shares of Stock. Based upon the 11,651,511 shares of Stock outstanding as of January 9, 1997, DeSantis beneficially owns approximately 24.9% of the issued and outstanding shares of Stock of the Issuer.

          Coelho. Coelho is the beneficial owner of 2,904,016 shares of Stock. Based upon the 11,651,511 shares of Stock outstanding as of January 9, 1997, Coelho beneficially owns approximately 24.9% of the issued and outstanding shares of Stock of the Issuer.

(b) Subject to the last two sentences of this paragraph, NPD has the sole power to vote or dispose of all of the 2,904,016 shares of Stock. DeSantis and Coelho have the shared power to direct the vote or disposition of all of the 2,904,016 shares of Stock as the only directors and shareholders of NPD. Under the Purchase Agreement, NPD has agreed not to dispose of the Brennan Shares without the consent of Brennan, except under certain limited circumstances. The Brennan Shares are also subject to a pledge agreement whereby the Brennan Shares were pledged to Brennan as collateral for NPD's obligations under the Note.

(c) See the discussion in Item 3 regarding the purchase by NPD on January 15, 1996 of the Brennan Shares from Robert
          E. Brennan.

(d)-(e)   Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a) In consideration for the loan made by Casino-Co to NPD representing a portion of the cash purchase price paid for the Brennan Shares, NPD granted to Casino-Co an option to acquire all of the Brennan Shares for the same purchase price paid by NPD; provided, however, that the option will be deemed to terminate and be of no further force and effect if, either (i) by February 4, 1997, AutoLend Group, Inc. repays to Casino-Co all amounts due Casino-Co by NPD under the loan agreement with respect to which the loan was made or (ii) all necessary consents and approvals required in connection with the grant of the option to Casino-Co are not obtained.

          The Casino-Co option is subject to an option NPD has granted to Robert Green ("Green") to purchase up to one-half of the Brennan Shares for one-half of the purchase price paid by NPD in accordance with an Option Agreement between Robert Green and NPD. The option is exercisable for a period of one year following receipt by Robert
          Green of all approvals required by the New Jersey Casino
          Commission and the New Jersey Racing Commission. In the event Green exercises the option, NPD will continue to have the right to vote the shares purchased by Green for a period of 36 months from the date of such purchase.

          As collateral security for its obligation to pay Brennan the balance of the purchase price for the Brennan Shares, NPD has pledged to Brennan its interest in the Brennan Shares, subject only to the option granted to Green. Until an event of default has occurred under the Note, NPD retains all voting rights and rights to receive cash dividends.

Item 7    Materials to be Filed as Exhibits

          Exhibit 99.1 - Stock Purchase Agreement dated December 5, 1996, as amended by First Amendment to Stock Purchase
          Agreement dated January 10, 1997 between Robert E.
          Brennan and NPD.

          Exhibit 99.2 - Promissory Note dated January 15, 1997 of NPD in favor of Robert E. Brennan.

          Exhibit 99.3 - Pledge of Stock Agreement dated January 15, 1997 by NPD in favor of Robert E. Brennan.

          Exhibit 99.4 - Promissory Note dated January 15, 1997 from NPD to DeSantis, together with Loan Agreement dated
          January 15, 1997 between NPD and DeSantis.

          Exhibit 99.5 - Secured Promissory Note dated January 15, 1997 from NPD to Casino-Co, together with Loan Agreement, Security Agreement and Pledge Agreement, each dated as of January 15, 1997 and between NPD and Casino-Co.

          Exhibit 99.6 - Letter Agreement dated January 15, 1997 between NPD and Casino-Co.

          Exhibit 99.7 - Letter Agreement dated December 5, 1996 between NPD and Green.



                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information with respect to me set forth in this statement is true, complete and correct.


                                   NPD, INC.

                                   By:  /s/ Nunzio P. DeSantis
                                        Nunzio P. DeSantis, President


                                        /s/ Nunzio P.DeSantis
                                        NUNZIO P. DESANTIS


                                        /s/ Anthony Coelho
                                        ANTHONY COELHO


Dated:  January 23, 1997

                                 EXHIBIT INDEX


Exhibit
Number                     Description of Document                 Page

Exhibit 99.1          Stock Purchase Agreement dated December 5,
                      1996,as amended by First Amendment to Stock
                      Purchase Agreement dated January 10, 1997 between Robert E. Brennan and NPD.

Exhibit 99.2          Promissory Note dated January 15, 1997 of
                      NPD in favor of Robert E. Brennan.

Exhibit 99.3          Pledge of Stock Agreement dated January 15,
                      1997 by NPD in favor of Robert E. Brennan.

Exhibit 99.4          Promissory Note dated January 15, 1997 from
                      NPD to DeSantis, together with Loan
                      Agreement dated January 15, 1997 between NPD and DeSantis.

Exhibit 99.5 Secured Promissory Note dated January 15, 1997 from NPD to Casino-Co, together with Loan Agreement, Security Agreement and Pledge Agreement, each dated as of January 15, 1997 and between NPD and Casino-Co.

Exhibit 99.6          Letter Agreement dated January 15, 1997
                      between NPD and Casino-Co.

Exhibit 99.7          Letter Agreement dated December 5, 1996
                      between NPD and Green.





Exhibit 99.1
                      STOCK PURCHASE AGREEMENT


  AGREEMENT, made this 5th day of December, 1996 by and between ROBERT E. BRENNAN ("Seller"), an individual residing at 264 Route 537 East, Colts Neck, New Jersey 07722-1540, and NPD, Inc., a Delaware corporation formed solely for the purpose of this transaction and whose sole shareholders are Nunzio P. Desantis and Anthony Coelho ("Purchaser").

                       W I T N E S S E T H:

  WHEREAS, Seller is a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code in a case pending in the United
States Bankruptcy Court for the District of New Jersey (the
"Bankruptcy Court"), Case No. 95-355-2 (KCF); and

  WHEREAS, Seller is the owner of 2,904,016 shares (the "Shares") of Common Stock, par value $2.00 per share (the "Common Stock"), of International Thoroughbred Breeders, Inc. (the "Company"); and

  WHEREAS, Seller wishes to sell the Shares to Purchaser, and Purchaser wishes to purchase the Shares from Seller for investment, subject to the terms and conditions thereof.

  NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants hereinafter set forth it is hereby agreed as follows:

  1. Agreement to Purchase. Subject to the terms and conditions hereof Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller, the Shares.

  2. Purchase Price. The purchase price ("Purchase Price") for the Shares shall be $11,616,064, increased or decreased under certain circumstances subsequent to the Closing Date as set forth in Paragraph 3(d)(iii) and (iv).

  3. Closing.

  (a) The closing of the sale and purchase of the Shares (the "Closing") shall take place within ten days following the latter of (i) entry of an Order of the Bankruptcy Court approving this transaction and (ii) satisfaction (or waiver thereof) of all other conditions to closing set forth in Paragraph 11, or such other time and date as the parties shall agree in writing, at the offices of Cole, Schotz, Meisel, Forman & Leonard, P.A., 25 Main Street, Hackensack, New Jersey, or at such other place as the parties hereto shall agree in writing ("Closing Date").

  (b) At the Closing, Seller shall deliver to Purchaser stock certificates representing the Shares, duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. At the Closing, Seller shall use reasonable efforts to take such action to cause the Company to cause the transfer agent for the Shares to effect the transfer of the Shares on the books of the transfer agent.

  (c) In full consideration and exchange for the Shares, Purchaser shall deliver to Seller at the Closing.


       (i) The sum of $5,808,032.00 payable by certified or bank check to the order of Seller, and

       (ii) A non-recourse promissory note in the original principal amount of $5,808,032.00 payable to the order of Seller substantially in the form attached hereto as Exhibit A
(the "Note").

  (d) The Note shall provide as follows:

       (i) The principal amount ("Note Amount") of $5,808,032.00 due and owing under the Note shall be payable on the earlier to occur of the fifth anniversary date of the Closing Date, the date on which Purchaser sells the Shares (but only to the extent of the net proceeds realized from the sale of the Shares by Purchaser) or the date to which payment is accelerated pursuant to the provisions of subsection (iv) of this Section 3 (the "Maturity Date").

       (ii) The Note shall bear interest per annum at the prime rate as published by the Wall Street Journal, payable semi-annually commencing six months from the Closing Date.

       (iii) One time, within one (1) year of the Closing Date, the Seller shall have the right on ten (10) days' prior written notice ("Acceleration Notice") to Purchaser to increase the Note Amount by an amount equal to the product of one-half of (x) the amount, if any, by which the Market Price per share (as hereinafter defined) of the Common Stock exceeds $4.00 and (y) 2,904,016 (the "Additional Amount").

       (iv) In the event the Seller delivers an Acceleration Notice to Purchaser pursuant to subsection (iii) of this Section 3, Purchaser shall, not later than the tenth (10th) day following the date of the Acceleration Notice, either

            (A) pay to Seller the Note Amount plus the Additional Amount, if any, and all accrued interest thereon (which payment may be made through the sale of Shares pursuant to subsection
  (vii) of this Section 3, provided that if the payment which will result from a proposed sale of the Shares, together with such other sums as Purchaser proposes to tender, would be less than the amount required to pay the Note Amount plus the Additional Amount in full, Seller may revoke the Acceleration Notice without waiving his right to issue a new Acceleration Notice under this Section); or


            (B) elect to have the Additional Amount added to the Note Amount which shall become due at the Maturity Date. If at the time Seller delivers an Acceleration Notice to Purchaser the Market Price of the Common Stock is less than $4.00, then Purchaser shall pay the Note Amount plus accrued interest, reduced by an amount equal to the product of (x) the difference between the Market Price and $4.00 and (y) 2,904,016.


        (v) For purposes of this Agreement, the term "Market Price" shall mean the average of the daily closing prices per share of Common Stock for the fifteen (15) consecutive trading days immediately preceding the date of any Acceleration Notice given by Seller or any prepayment in full or in part of the Note within one
(1) year from the Closing Date (as adjusted for any stock dividend, split, combination or reclassification of the Common Stock occurring subsequent to the Closing Date). The closing price for each day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and asked prices regular way, in either case on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the closing sale price for such day reported by NASDAQ, if the Common Stock is traded over-the-counter and quoted in the National Market system, or if the Common Stock is so traded, but not so quoted, the average of the closing reported bid and asked prices of the Common Stock as reported by NASDAQ or any comparable system.

       (vi) Subject to the provisions of Section 13(b), for one year from the Closing Date Purchaser cannot prepay the Note in whole or in part or sell any of the Shares without Seller's prior written consent except upon Seller's delivery of an Acceleration Notice. Thereafter, and prior to the Maturity Date, Purchaser may prepay the Note Amount in part or in whole and sell all or part of the Shares without Seller's consent and without premium or penalty. All sales of Shares must be solely in bona fide, arm's length transactions.

       (vii) Any proceeds realized by Purchaser from any sale of the Shares shall be received in trust by Purchaser for Seller and shall forthwith be delivered by Purchaser to Seller in reduction of its obligations under the Note. In the event the proceeds less commissions realized by Purchaser from the sale of all of the Shares are delivered to Seller as required by this Section 3(d)(vii), then such proceeds, even if less than the amount due under the Note, shall be deemed to be paid in full satisfaction and discharge of all amounts due under the Note.

  4. Deposit. As a deposit against payment of the Purchase Price due at the Closing, Purchaser shall (a) on or before December 10, 1996 deliver to Seller a letter of credit in the amount of $2,904,016.00, and (b) within seven (7) business days after the date of the execution of this Agreement shall deliver to Seller a second letter of credit also in the amount of $2,904,016.00 such that as of that later date, Purchaser shall have as a deposit letters of credit totalling $5,808,032.00. Both letters of credit shall be substantially in a form reasonably acceptable to Seller and issued by a bank or brokerage institution reasonably acceptable to Seller. Seller, at its option, may draw against the letter of credit in payment of the Purchase Price at the Closing. In the event that the Closing does not occur solely due to a default in the obligation of the Purchaser to purchase the Shares, Seller shall be entitled as liquidated damages to draw against the letters of credit in the amount of $150,000.00.

  5. Pledge of Shares.

  (a) As collateral security for the prompt payment when due of its obligations pursuant to Agreement and the Note, Purchaser shall enter into a Pledge of Stock Agreement with Seller substantially in the form attached hereto as Exhibit B (the "Pledge Agreement").

  6. Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:

     (a) Seller is the record and beneficial owner of the Shares and no other person has any right as to the Shares, including the right to vote or dispose of or acquire the Shares.

     (b) Seller has good and valid title to the Shares and, subject to the approval of the Bankruptcy Court, has full power and authority to sell the Shares in accordance with the terms of this Agreement.

    (c) The Shares are free and clear of any security interests, pledges, encumbrances or liens and any options or rights of others.

     (d) The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby constitute the valid and binding agreement of Seller, enforceable in accordance with its terms, subject only to prior approval by the Bankruptcy Court.

     (e) Neither the execution and delivery of this Agreement, nor the performance of the transactions contemplated herein by Seller will violate or conflict with or, with or without the giving of notice the lapse of time or both, constitute a default under any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument or any order, judgment or ruling of any government authority by which Seller is a party or which any of Seller's property is bound, subject only to prior approval by the Bankruptcy Court.

     (f) Except as expressly set forth in this Agreement, no authorization or approval by, and no notice or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by Seller of this Agreement or the transactions contemplated hereby.

     (g) No litigation, action, proceeding, investigation or suit is pending or, to Seller's knowledge, threatened, that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with Seller's performance of his obligations under this Agreement, except as specifically provided herein.

     (h) All information which Seller has provided to Purchaser is correct and complete in all material respects as of the date set forth below.

     7.Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

  (a) Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement, the Note and the Pledge Agreement and to perform its obligations hereunder and thereunder.

  (b) The execution and delivery of this Agreement, the Note and the Pledge Agreement by Purchaser and the performance of the transactions herein and therein contemplated have been duly authorized by the Board of Directors and stockholders of Purchaser and no further corporate action on the part of Purchaser is necessary to authorize the execution and delivery of this Agreement, the Note and the Pledge Agreement and the performance of such transactions. This Agreement, the Note and the Pledge Agreement have been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Seller, constitute the valid and binding agreements of Purchaser, enforceable in accordance with their respective terms.

  (c) Neither the execution and delivery of this Agreement, the Note or the Pledge Agreement, nor the performance of the transactions contemplated herein or therein by Purchaser will violate or conflict with any of the provisions of the Certificate of Incorporation or By-Laws of Purchaser or, with or without the giving of notice or the lapse of time or both, violate or constitute a default under any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument or any order, judgment or ruling of any governmental authority to which Purchaser is a party or by which any of its property is bound, except in each case for any violation or default which does not materially impair the ability of Purchaser to consummate the transactions contemplated hereby.

  (d) Except as specifically provided herein, no authorization or approval by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Purchaser of this Agreement, the Note or the Pledge Agreement.

  (e) No litigation, action, proceeding, investigation or suit is pending or, to Purchaser's knowledge threatened, that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with Purchaser's performance of its obligations under this Agreement, the Note or the Pledge
Agreement, except as specifically provided herein.

  (f) Purchaser, by its Board of Directors, has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of investment in the Company and of making an informed investment decision and is able to hold the Shares for an indefinite period of time.

  (g) Purchaser acknowledges that, except as expressly set forth herein, no representations or warranties have been made by Seller to the Purchaser.

  (h) Purchaser understands that neither the Company nor any of its officers/directors has any obligation to register the Shares under any federal or state securities act or law.

  (i) All information which the Purchaser has provided to Seller is correct and complete in all material respects as of the date set forth below.

  (j) Purchaser acknowledges that this Agreement must be submitted to the Bankruptcy Court and will become a part of the public record.

  (k) Purchaser is purchasing the Shares for investment purposes only and not with a view to their distribution within the meaning of Section 2(ii) of the Securities Act of 1933 (the "Securities
Act").

  (l) Purchaser is an "Accredited Investor" as defined in Regulation D promulgated under the Securities Act.

  (m) The sole shareholders of Purchaser are Nunzio P. Desantis and Anthony Coelho.

  8. Restricted Shares; Information Concerning the Company. Purchaser acknowledges that the Shares have not been registered under the Securities Act, and the Shares must be held indefinitely unless a transfer of the Shares is subsequently registered under the Securities Act or an exemption from the requirements of such registration is available. Purchaser understands and acknowledges that the certificates evidencing the Shares to be delivered to Purchaser will bear a legend restricting transfer thereof in the absence of registration under the Securities Act, as amended, or an available exemption therefrom, and that the Company will issue stop transfer orders to the transfer agent for the Company's Common Stock in furtherance of such restrictions.

  Purchaser acknowledges that Seller has not provided any information concerning the Company and Seller has not made any warranties or representations whatsoever concerning the condition, financial or otherwise, of the Company.

  9. Brokers. Seller and Purchaser represent and warrant to one another that there are not broker's fees or commissions due to any party in connections with this Agreement and the transactions contemplated herein.

  10. Bankruptcy Court Approval.

  (a) Seller agrees to use his best efforts to obtain the approval of the Bankruptcy Court for this Agreement, the Note and the Pledge and the transactions contemplated herein and therein.

  (b) In the event that a third-party submits a competing bid for the Shares and the Bankruptcy Court directs that an auction be held, Purchaser shall continue to be entitled to match the highest and best offer made for the Shares and, unless another bidder elects to bid higher, Purchaser's then matching bid shall be deemed to be the highest and best bid.

  (c) In the event Purchaser is not the successful bidder at such an auction sale because Purchaser's bid is not the highest bid, then Purchaser shall be paid a breakup fee equal to three (3%) percent of the purchase price when and as received by the Seller in the same proportion as Seller (for example, if a bid were made by a third-party of $15,000,000 ($7,500,000.00 in cash and $7,500,000.00 in a note), and this bid was approved by the Bankruptcy Court, Purchaser would be entitled to receive $225,000.00 from the cash portion of the Purchase Price at the closing and three (3%) percent of all principle payments on the note when received by Seller).

  11. Conditions to the Closing.

  (a) The obligation of Seller to sell the Shares to Purchaser is subject to the fulfillment prior to or at the Closing of each of the following conditions:

       (i) The representation and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects at the time of the Closing as though made at such time.

        (ii) The Bankruptcy Court shall have approved, in all material respects, the transactions contemplated by this Agreement, the Pledge Agreement and the Note.

        (iii) Purchaser shall have executed and delivered to Seller the Pledge Agreement and the Note.

        (iv) Purchaser shall have completed, executed and delivered to Seller Federal Reserve Form G-3.

         (v) Purchaser shall have established an unsecured Five Million ($5,000,000.00) Dollar revolving line of credit in favor of the Company with a term of two years from the Closing Date and an interest rate of ten (10%) percent per annum on all funds drawn down, calculated and payable quarterly in arrears and in a manner consistent with the Company's obligations under its loans with Foothill Capital Corporation.

         (vi) Cozen and O'Connor, P.C., counsel for Purchaser, shall have delivered to Seller, an opinion of counsel, dated the Closing Date and in form and substance satisfactory to counsel for Seller, substantially to the effect that

              (A) Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

              (B) The Stock Purchase Agreement, the Note and the Pledge Agreement have each been duly authorized, executed and delivered by Purchaser and each is a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms.

              (C) The execution and delivery of the Stock Purchase Agreement, the Note and the Pledge Agreement, and the performance of their respective terms will not (i) violate any provision of any law, rule or regulation having applicability to Purchaser, (ii) conflict with or result in a violation of the Certificate of Incorporation or By-Laws of Purchaser, and (iii) to such counsel's knowledge, with or without the giving of notice or the lapse of time or both, violate or constitute a default under any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument or any order, judgment or ruling of any governmental authority to which Purchaser is a party or by which any of its property is bound, except in each of clause (i), (ii) and (iii) for any violation, conflict, or default which does not materially impair the ability of Purchaser to consummate the transactions contemplated thereby.


              (D) Other than as specifically referred to in the Stock Purchase Agreement, no authorization or approval by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Purchaser of the Stock Purchase Agreement, the Note or the Pledge Agreement.


              (E) To such counsel's knowledge, no litigation, action, proceeding, investigation or suit is pending or threatened that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with Purchaser's performance of its obligations under the Stock
  Purchaser Agreement, the Note or the Pledge Agreement.


              (F) The sole shareholders of the Purchaser  are Nunzio
  P. Desantis and Anthony Coelho.


       (vii) There shall be no litigation, action, proceeding or investigation pending or threatened challenging or having the effect of preventing, delaying or making illegal or otherwise interfering with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, the Note or the Pledge Agreement.

     (b) The obligation of the Purchaser to purchase the Shares from Seller is subject to the fulfillment prior to or at the Closing of the following conditions:

          (i) The representations and warranties of Seller contained in this Agreement shall be true and correct at the time of the Closing as though made at such time.

         (ii) The Bankruptcy Court shall have approved, in all material respects, the transactions contemplated by this Agreement, the Note and the Pledge Agreement.

          (iii) There shall be no litigation, action, proceeding or investigation pending or threatened challenging or having the effect of preventing, delaying or making illegal or otherwise interfering with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, the Note or the Pledge Agreement.

          (iv) As of the Closing, the Company's existing licenses with the CCC and the Racing Commission are in full force and effect.

  12. Indemnification. Each party (an "Indemnifying Party") hereto agrees to indemnify and hold harmless the other party from and against any damages, liabilities, actions, costs and expenses
(including reasonable attorneys' fees) arising from the Indemnifying Party's breach of this Agreement or of any representation, warranty or covenant contained therein.

  13. Miscellaneous.

       (a) The respective representations, warranties, covenants and agreements of each of the parties to this Agreement (except covenants and agreements which are expressly required to be performed and are performed in full on or before the Closing) shall survive the Closing and the consummation of the transactions contemplated by this Agreement. In the event of a breach of any of such representations, warranties or covenants, the party to whom such representations, warranties or covenants have been made shall have all rights and remedies for such breach available to it under the provisions of this Agreement or otherwise, whether at law or in equity.

       (b) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns; provided, however, that except as expressly provided herein, neither party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other party; provided, however, that at any time after the date hereof, (A) Purchaser may transfer and/or sell the Shares and/or assign its rights under this Agreement to AutoLend Group, Inc., a Delaware corporation ("AutoLend") provided that (i) Autolend is then approved as qualified by the New Jersey Casino Control Commission ("CCC") in connection with the issuance of a nongaming casino service license and is also approved by the New Jersey Racing Commission ("Racing Commission"); (ii) AutoLend agrees to be bound by the terms and conditions of this Agreement, the Note and the Pledge and executes any and all documents required to be executed by Purchaser pursuant to the Pledge; (iii) if Purchaser is assigning its rights under this Agreement to AutoLend (as opposed to selling the Shares), AutoLend agrees to execute representations and warranties substantially similar to those provided in Section 7 with AutoLend as Purchaser and provides an opinion of counsel substantially similar to that provided in
Section 11(a)(vi) with AutoLend as Purchaser; and (iv) AutoLend is not then a defendant or Debtor in a voluntary or involuntary bankruptcy proceeding and is not a party to any litigation, action, proceeding, investigation or suit that may threaten, challenge, prevent, delay, make illegal or otherwise interfere with AutoLend's performance of its obligations under the Agreement (if assigned) or Note or the Pledge or its ability to execute its full rights as owner under the Stock, and (B) Purchaser may sell and/or transfer 50% of the Shares to Robert Green ("Green") pursuant to the exercise of an option granted by the Purchaser, provided that (i) any payment received by Purchaser from Green be paid to Seller in reduction of the Note Amount; (ii) to the extent the Note is not paid in full Seller will allow Green to assume his proportionate share of the Note Amount provided prior to Green's purchase of the Shares, he acknowledges Seller's rights under the Pledge and Note and executes any and all documents required to be executed by Purchaser pursuant to the Pledge. In the event Green defaults on his liability to Seller under his assumption of the Note, Seller agrees to give Purchaser ten (10) business days from the date Seller sends notice of such default to Purchaser to cure Green's default. Seller agrees to deliver to Green the shares he purchases upon Seller's receipt of full payment, provided that Purchaser and Green shall remain liable to Seller for any Additional Amount in the event that at the time of such delivery, Seller has not yet delivered an Acceleration Notice and the one year time period during which Seller may deliver a Acceleration Notice has not yet expired. Nothing in this Agreement shall confer upon any person or entity not a party to this Agreement, or the legal representatives of such person or entity, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

       (c) Except as otherwise expressly provided in this Agreement, all legal and other fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

       (d) All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been given or made if in writing and delivered personally or sent by registered mail or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

                      (i)  If to the Seller to:

                           Robert E. Brennan
                           264 Route 537 East
                           Colts Neck, New Jersey 07722-1540

                           with a copy to:

                           Gerald Gline, Esq.
                           Cole, Schotz, Meisel, Forman & Leonard
                           25 Main Street
                           Hackensack, New Jersey 07602-0800

                      (ii) if the Purchaser to:

                           NPD, Inc.
                           215 Central N.W. - Suite 3B
                           Albuquerque, New Mexico 87102

                           with a copy to:

                           Steven N. Haas, Esq.
                           Cozen and O'Connor
                           The Atrium
                           1900 Market Street
                           Philadelphia, PA 19103

or such other persons or at such other addresses as shall be furnished by either party by like notice to the other.

       (e) This Agreement, together with the exhibits hereto, represents the entire agreement and understanding of the parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein or in the exhibits, certificates and other documents delivered in accordance herewith. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement.

       (f) Each of the Seller and the Purchaser may by written notice to the other (a) extend the time for the performance of any of the obligations or other actions of the other; (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement; (c) waive compliance with any of the covenants of the other contained in this Agreement; (d) waive performance of any of the obligations of the other created under this Agreement; or (e) waive fulfillment of any of the conditions to its own obligations under this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach, whether or not similar. This Agreement may be amended, modified or supplemented only by a written instrument executed by the parties hereto.

       (g) This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

       (h) The Article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

       (i) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New Jersey.


ATTEST:                    NPD, INC., a Delaware Corporation


/s/ Jeffrey Ovington       By:  /s/ Nunzio P. DeSantis
                               NUNZIO P. DeSANTIS, PRESIDENT


  IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

ATTEST:


/s/ Gerald Gline                  /s/ Robert E. Brennan
                                  ROBERT E. BRENNAN (Seller)



             FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT


                      THIS FIRST AMENDMENT, dated this 10th day of January, 1997 ("First Amendment"), to a Stock Purchase Agreement dated December 5, 1996 (the "Stock Purchase Agreement"), is entered into by and between ROBERT E. BRENNAN ("Seller"), an individual residing at 264 Route 537 East, Colts Neck, New Jersey 07722-1540, and NPD, INC., a Delaware corporation formed solely for the purpose of effecting the transaction contemplated by the Agreement, as amended by this First Amendment, and whose sole stockholders are Nunzio P. DeSantis and Anthony Coelho ("Purchaser"). All capitalized terms used herein but not defined herein shall have the meanings given such terms as set forth in the Agreement.

                        W I T N E S S E T H:

                      WHEREAS, Seller and Purchaser are parties to a Stock Purchase Agreement dated December 5, 1996 (the "Stock Purchase Agreement") pursuant to which Seller has agreed to sell the Shares to Purchaser, and Purchaser has agreed to purchase the Shares from Seller for investment, subject to the terms and conditions thereof; and

                      WHEREAS, Seller and Purchaser desire to
enter into this First Amendment to amend certain of the terms of the Stock Purchase Agreement, and certain of the terms of the Note and Pledge Agreement attached to the Stock Purchase Agreement as Exhibits "A" and "B", respectively, consistent with further agreements between Seller and Purchaser.

                      NOW, THEREFORE, in consideration of the
premises and the mutual promises and covenants herein set forth, Seller and Purchaser hereby agree to amend the Stock Purchase
Agreement as follows:

  1. Subsection 3(d)(i) of the Stock Purchase Agreement is amended and restated in its entirety as follows:

  "(i) The principal amount ("Note Amount") of $5,808,032.00 due and owing under the Note shall be payable on the earlier to occur of the fourth anniversary of the date of the Closing Date, the date on which Purchaser sells the Shares (but only to the extent of the net proceeds realized from the sale of the Shares by Purchaser if less than all of the Shares are sold) or the date to which payment is accelerated pursuant to the provisions of subsection (iv) of this Section 3 (the "Maturity Date")."

  2. Subsection 3(d)(iv)(B) of the Stock Purchase Agreement is amended and restated in its entirety as follows:

  "elect to have the Additional Amount added to the Note Amount which shall become due at the Maturity Date."

  3. Subsection 3(d)(vii) of the Stock Purchase Agreement is amended and restated in its entirety as follows:

  "(vii) Net proceeds realized by Purchaser from any sale of the Shares shall be received in trust by Purchaser for Seller and shall forthwith be delivered by Purchaser to Seller in reduction of its obligations under the Note. In the event the proceeds less commissions realized by Purchaser from the sale of all of the Shares are delivered to Seller as required by this Section 3(d)(vii), then such proceeds, to the extent they equal all amounts due under the Note (but without giving effect to any increase in the principal amount of the Note after the Closing Date by reason of the Additional Amount and to accrued and unpaid interest calculated solely on the basis of the Additional Amount), shall be deemed to be paid in full satisfaction and discharge of all amounts due under the Note, even if the proceeds so delivered are insufficient to pay all or any of the Additional Amount."

  4. Section 5 of the Stock Purchase Agreement is hereby amended by restating the caption thereof to read Pledge of Shares; Guarantees, and by the addition of a new subsection (b) as follows:

  "(b) Concurrently with Seller's execution and delivery of the Note to Purchaser, Nunzio P. DeSantis ("DeSantis") shall execute and deliver to Purchaser his unsecured Guaranty, substantially in the form of Exhibit "C" attached hereto (the "DeSantis Guaranty"), pursuant to which DeSantis shall unconditionally guarantee the prompt payment, when due under the terms of the Note, of up to $2,000,000 of all amounts due under the Note (but expressly excluding any portion of the principal amount of the Note representing the Additional Amount and to interest calculated solely on the basis of the Additional Amount), which DeSantis Guaranty shall continue until the earlier of the full satisfaction of the Note or its termination in accordance with the last sentence of this subsection 5(b). As promptly as possible following the dismissal or withdrawal of the Involuntary Chapter 11 Petition against AutoLend Group, Inc. ("AutoLend") pending in the United States Bankruptcy Court for the District of New Mexico (Bkcy No. 11-96-14835 M.A.), AutoLend shall execute and deliver to Purchaser its substitute Guaranty, substantially in the form of Exhibit "D" attached hereto (the "AutoLend Guaranty"), pursuant to which AutoLend shall unconditionally guarantee the prompt payment, when due under the terms of the Note, of up to $2,000,000 of all amounts then due under the Note (but expressly excluding any portion of the principal amount of the Note representing the Additional Amount and to interest calculated solely on the basis of the Additional Amount), which AutoLend Guaranty shall continue until the earlier of the full satisfaction of the Note or its termination in accordance with subsection 13(b)(A) hereof. The AutoLend Guarantee shall be secured by the Cash Collateral Account, as such term is defined in the Security Agreement, substantially in the form of Exhibit "E" attached hereto (the "AutoLend Security Agreement"), which shall be delivered by AutoLend to Purchaser concurrently upon delivery of the AutoLend Guarantee. Upon delivery to Purchaser of the AutoLend Guarantee and the AutoLend Security Agreement, the DeSantis Guarantee shall terminate and be of no further force and effect."

  5. Section 11 of the Stock Purchase Agreement is hereby amended by the addition of a subsection (a)(viii) as follows:

  "(viii) Purchaser shall have delivered to Seller the DeSantis
  Guarantee."

  6. Subsection 13(b)(A) of the Stock Purchase Agreement is hereby amended by the addition of a subsection (v) as follows:
"(v) AutoLend shall deliver to Purchaser an amendment to the AutoLend Security Agreement which provides that (1) the security interest granted thereby shall thereafter secure AutoLend's primary obligations under the Note as successor obligor, but only to the extent of up to $2,000,000 of all amounts then outstanding, if any, and specifically excluding any portion of the principal amount of the Note representing the Additional Amount and interest calculated solely on the basis of the Additional Amount, and (2) that the AutoLend Guarantee shall terminate."

  7. From and after the date hereof, the Note and Pledge Agreement shall be in the forms of Exhibits "A" and "B", respectively, attached hereto in lieu of Exhibits "A" and "B" attached to the Stock Purchase Agreement.

  8. The provisions of subsections 13(d) through 13(i) of the Stock Purchase Agreement are specifically incorporated by reference herein; provided, however, that, if at any time Seller is required to give notice to Purchaser hereunder, Seller is then a debtor in a case pending in the United States Bankruptcy Court for the District of New Jersey, copies of such notice shall also be delivered to the Securities and Exchange Commission and counsel for the Committee of Unsecured Creditors at the address designated for service to such parties in the Bankruptcy Court proceeding; and provided, further, that the Securities and Exchange Commission and Committee of Unsecured Creditors also shall receive notice, at the aforementioned address, of any material waiver by Seller of a right hereunder or of any material amendment or modification hereto during the pendency of such Bankruptcy Court proceeding.

  9. Except as otherwise expressly provided in this First Amendment, the Stock Purchase Agreement is hereby ratified and confirmed as in full force and effect in every respect.

  IN WITNESS WHEREOF, the parties have executed and delivered this First Amendment as of the date first written above.


                      /s/ Robert E. Brennan
                      ROBERT E. BRENNAN (Seller)


Attest:


                       NPD, INC.

                       By: /s/ Nunzio P. DeSantis
                           Nunzio P. DeSantis, President


Attest: /s/ E. Gerald Riesenbach, Secretary



Exhibit 99.2

                           PROMISSORY NOTE


$5,808,032.00                                       Date:  January 15, 1997


  FOR VALUE RECEIVED, the undersigned, NPD, Inc. (hereinafter referred to as the "Maker"), promises to pay to the order of Robert
E. Brennan (the "Payee"), the principal sum of FIVE MILLION EIGHT HUNDRED EIGHT THOUSAND AND THIRTY TWO ($5,808,032.00) DOLLARS (the "Note Amount"), in lawful money of the United States of America, together with interest at the Prime Rate pursuant to the payment schedule set forth herein. For the purpose of this Note, the Prime Rate shall be prime rate of interest quoted by the Wall Street Journal, reviewed on the monthly anniversary date of this Note.

  The Note is made by Maker pursuant to the terms and conditions of a certain Stock Purchase Agreement dated December 5, 1996 by and among Robert E. Brennan and NPD, Inc. as amended by a First Amendment dated January 10, 1997 (together, the "Purchase Agreement"). The terms of the Purchase Agreement shall govern in the event of a conflict between the terms of this Note and the Purchase Agreement. Capitalized terms not defined herein shall have the meaning assigned to them in the Purchase Agreement.

  This Note shall not be changed, modified or amended without the prior written consent of the Payee.

1. Payment of Principal and Interest

  The Note Amount shall be payable as follows:

  $5,808,032 on January 15, 2001 (the "Maturity Date")

  Interest on the Note Amount shall be payable semi-annually commencing six (6) months from the date of this Note.

2. Payment prior to the Maturity Date

  Maker may prepay the entire Note Amount prior to the Maturity
Date without premium or penalty except as follows:

  (a) For a period of one (1) year from the date hereof

       (i) Except as provided herein, Maker may not prepay this Note in whole or in part without Payee's prior written consent, which Payee may grant or withhold in its sole and absolute discretion.

       (ii) Payee may deliver an Acceleration Notice to Maker. In such event then, at Maker's option, Maker shall either pay to Payee the Note Amount and the Additional Amount, as provided in the Purchase Agreement, or elect to have the Additional Amount added to the Note Amount which shall become payable at the Maturity Date.

   (b) Any proceeds realized from the sale of the Shares shall be immediately applied first against accrued and unpaid interest and then against the Note Amount.

   (c) All sales of Shares by Maker must be solely in bona fide arms length transactions.

   (d) All payments under this Note, whether prior to the Maturity Date or otherwise shall be applied first, to accrued and unpaid interest, second, to complete satisfaction of the original principal amount of the Note prior to any increase due to the Additional Amount, third, to complete satisfaction of the Additional Amount, and fourth, to complete satisfaction of all other amounts due under the Note.

3. Event of Default

  Notwithstanding anything foregoing to the contrary, the remaining principal balance on this Note, plus all accrued interest, and the Additional Amount, if any, shall immediately be due and payable at the option of the Payee on the occurrence of any of the following events, which shall be events of default:

  a. default in the payment of any payment of principal or interest due hereunder and the continuance thereof, without cure, for ten
(10) days after the Maker has received written notice of such default;

  b. the dissolution, liquidation, bankruptcy of or the making of an assignment for the benefit of creditors by the Maker;

  c. the institution of bankruptcy proceedings or proceedings for a reorganization, liquidation, composition, dissolution, receivership or other similar relief under any law or regulation, Federal or State, whether instituted by or against the Maker; provided, however, that in the event of an involuntary proceeding against the Maker appointing or seeking the appointment of a receiver or other fiscal officer under Federal or State proceedings, then the Maker shall have a ninety (90) day period to cause such proceedings to be dismissed and the dismissal will cure default for purposes of this Note;

  d. the voluntary cessation of the Maker's principal business by the Maker or the issuance of a permanent injunction against any material aspect of the Maker's operations by any Court of competent jurisdiction, the result of which is to cause a material impairment in the Maker's ability to continue in business;

  e. default under the Purchase Agreement or default under the Pledge Agreement dated January 15, 1997;

  f. the sale of substantially all of the assets of the Maker;

  g. a default under the AutoLend Security Agreement which is not cured prior to the expiration of forty-five (45) days from the date of notice by the Secured Party to the Debtor (as such terms are defined in the AutoLend Security Agreement) of the default; provided, however, that the Debtor continuously and diligently exercises good faith efforts to cure the default during such period; or

  h. the breach by the Guarantor (as defined in the DeSantis
Guaranty) of the Guarantor's representation and warranty set forth in Paragraph 2 of the DeSantis Guaranty on the date first made.

  This Note is secured by a certain Pledge of Stock Agreement dated January 15, 1997 attached hereto and Payee is entitled to the benefits thereof. Maker's liability under this Note, specifically excluding any amounts representing the Additional Amount and interest calculated on the Additional Amount, shall be recourse to Maker's assets, and Payee shall be entitled to the benefits arising under the DeSantis Guaranty and, if applicable, the AutoLend Guaranty and AutoLend Security Agreement, in respect of such liability, subject to the conditions and limitations set forth therein. Maker's liability under this Note for amounts representing the Additional Amount and interest calculated on the Additional Amount is non-recourse to it or to any of its assets other than as provided in the Pledge of Stock Agreement, and is non-recourse to the DeSantis Guaranty and, if applicable, to the AutoLend Guaranty and AutoLend Security Agreement.

  The Maker waives presentment, protest, notice of dishonor and the right to assert in any action or proceeding with regard to the Note any offset or counterclaims which the Maker may have.

  No failure or delay by the Payee in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude other or further exercises thereof or the exercise of any other right; and the holder may extend the time of payment of the Note, postpone the enforcement hereof, grant any other indulgences and/or add or release any security for this Note or any party primarily or secondarily liable hereon without affecting or diminishing the holder's right of recourse against the Maker or any guarantor hereof, which right is hereby expressly reserved.

  The Maker will pay all costs and expenses, including reasonable attorneys' fees and disbursements, incurred by the Payee in connection with the enforcement of this Note.

  THE MAKER AGREES THAT SO LONG AS ROBERT E. BRENNAN IS A DEBTOR-IN-POSSESSION IN PROCEEDINGS BEFORE THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF NEW JERSEY ("BANKRUPTCY COURT") THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES PERTAINING DIRECTLY OR INDIRECTLY TO THIS NOTE OR TO ANY MATTER ARISING THEREFROM. THEREAFTER, THE MAKER AGREES THAT THE SUPERIOR COURT OF THE STATE OF NEW JERSEY OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY SHALL HAVE EXCLUSIVE JURISDICTION THEREOF. MAKER EXPRESSLY SUBMITS AND CONSENTS, IN ADVANCE, TO SUCH JURISDICTION IN ANY ACTION OR PROCESS IN SUCH COURTS, HEREBY WAIVING PERSONAL SERVICE OF THE SUMMONS AND COMPLAINT, OR OTHER PROCESS OR PAPERS ISSUED HEREIN, AND AGREEING THAT SERVICE OF SUCH SUMMONS OR COMPLAINT OR OTHER PROCESS OR PAPERS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL (RETURN RECEIPT REQUESTED) ADDRESSED TO THE PARTY TO BE SERVED AT THE ADDRESS SET FORTH BENEATH ITS SIGNATURE BELOW. MAKER HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION INSTITUTED BY MAKER OR PAYEE.

  This Note may not be changed, modified or amended orally. This
Note shall be governed by and interpreted and enforced in accordance with the laws of the State of New Jersey.



WITNESS:                        NPD, Inc.
                                 /s/ Nunzio P. DeSantis
                                 By: Nunzio P. DeSantis

                                Address: 215 Central NW
                                         Suite 3B
                                         Albuquerque, NM  87102



Exhibit 99.3

                      PLEDGE OF STOCK AGREEMENT


  THIS PLEDGE OF STOCK AGREEMENT, is made this 15th day of January, 1997 by NPD, INC., a Delaware corporation, with its principal offices located at 215 Central NW, Suite 33, Albuquerque, NM 87102 (collectively hereinafter referred to as the "Pledgor")

  IN FAVOR OF

  Robert E. Brennan, an individual residing at 264 Route 537 East, Colts Neck,New Jersey 07722-1540 (hereinafter referred to as the
"Pledgee").

                        W I T N E S S E T H:

  WHEREAS, simultaneously with the execution and delivery of this Pledge of Stock Agreement, Pledgee has pursuant to a Stock Purchase Agreement dated December 5, 1996, as amended by the First Amendment dated January 10, 1997 (together the "Stock Purchase Agreement") sold to Pledgor 2,904,016 shares (the "Shares") of Common Stock par value $2.00 per share (the "Common Stock") of International Thoroughbred Breeders, Inc. (the "Company"); and

  WHEREAS, Pledgor has agreed to assign, convey and grant a security interest in all of the Shares to induce Pledgee to enter into the Stock Purchase Agreement and to defer payment of a portion of the purchase price for the Shares which is evidenced by a promissory note in the principal sum of $5,808,032.00 from Pledgor to Pledgee dated contemporaneously herewith (the "Note"); and

  WHEREAS, Pledgor and Pledgee wish to enter into this Pledge of Stock Agreement in order to accomplish the aforesaid assignment, conveyance and grant of security interest and to set forth the rights and obligations of the parties in respect of the Collateral (as hereinafter defined); and

  WHEREAS, all words and terms not defined herein shall have the respective meanings and be construed herein as provided in the Stock Purchase Agreement and the Note;

  NOW, THEREFORE, for and in consideration of the premises and mutual covenants, herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Pledgor binding itself and its successors and assigns, heirs, legal representatives, administrators and executors, does hereby promise, covenant and agrees as follows:

  1. Pledge. Upon the terms hereof, Pledgor hereby assigns, conveys, pledges and grants to Pledgee a continuing pledge, general lien on and security interest in and to (hereinafter referred to as the "Security Interest") in all of the right, title and interest of Pledgor in and to all of the following instruments and property (said instruments and property hereinafter referred to as the "Collateral"):

  (a) the Shares as represented by Certificate Nos. _ inclusive;

  (b) All certificates, options, rights, securities or other distributions issued as an addition to, in substitution or in exchange for, or on account of, the Shares;

  (c) Any stock or other securities acquired by Pledgor or Pledgor's designee with respect to, incident to or in lieu of the Shares or with respect to, incident to or in lieu of the Collateral (a) due to any dividend, stock-split, stock dividend or distribution on dissolution, on partial or total liquidation, or for any other reason, (b) in connection with the reduction of capital, capital surplus or paid in surplus, (c) in connection with any spin-off, split-off, reclassification, readjustment, merger, consolidation, sale of assets, combination of shares or any other plan of distribution affecting the Company;

  (d) Any subscription or other rights or options issued in connection with the Shares and, if exercised by Pledgor, all new shares or other securities so acquired by Pledgor, which shall immediately be assigned and delivered to Pledgee and held under the terms of this Pledge of Stock Agreement in the same manner as the Shares originally pledged hereunder; and

  (e) Any and all proceeds, monies, income and benefits arising from or by virtue of, and all dividends and distributions (cash or otherwise) payable and/or distributable with respect to, all or any of the shares or other securities and rights and interests described in this Paragraph 1.

  2. Obligations Secured.  This Pledge of Stock Agreement and the
Security Interest granted hereunder, secure the following described obligations (hereinafter referred to as the "Obligations"):

  (a) The payment and performance by Pledgor of all of its liabilities and obligations to Pledgee under the provisions of the Note and the Stock Purchase Agreement.

  3. Delivery of Collateral.

  (a) All certificates, securities or instruments representing or evidencing the Collateral shall be delivered to and held on behalf of Pledgee by Cole, Schotz, Meisel, Forman & Leonard, P.A. ("Cole Schotz") ("Pledgeholder") or such other successor Pledgeholder as Pledgee may designate who shall hold the Collateral as agent for the Pledgee pursuant to the terms of this Pledge of Stock Agreement; provided, however, that Pledgeholder shall not be Pledgee, an affiliate (as such term is defined under the Securities Act of 1933, as amended) of Pledgee or any person or entity over whom Pledgee exercises control (collectively, an "Excluded Person"). Said delivered Collateral shall be in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Pledgee. Pledgee shall have the right, at any time in its discretion and timely notice to Pledgor, to transfer to or to register in the name of Pledgeholder or any of Pledgee's nominees (other than an Excluded Person), any or all of the Collateral, subject only to the revocable rights specified in Paragraph 7 hereof. In addition, Pledgee shall have the right at any time to exchange certificates or instruments representing or evidencing the collateral for certificates or instruments of smaller or larger denominations.

  4. Representations and Warranties. Pledgor represents and warrants to Pledgee that: (i) Pledgor is the legal and/or beneficial owner of the Collateral; (ii) the Collateral is duly authorized and issued, fully paid, and nonassessable, and all documentary, stamp, or other taxes or fees owing in connection with the issuance, transfer and/or pledge thereof hereunder have been paid and will be hereafter paid by Pledgor as same shall become due and payable;
(iii) no dispute, right of setoff, counterclaim or defense exists with respect to all or any part of the Collateral; (iv) all of the shares of the Collateral are owned or controlled by Pledgor free of any pledge, mortgage, hypothecation, lien, charge, encumbrance or security interest in such shares or the proceeds thereof; (v) there are no restrictions upon the transfer, hypothecation or pledge of any of the shares constituting the Collateral; (vi) Pledgor has the right to pledge, transfer and hypothecate the Collateral free of any encumbrances; (vii) the execution and delivery of this Pledge of Stock Agreement, and the performance of its terms, will not violate or constitute a default under the terms of any agreement, indenture or other instrument, license, judgment, decree, order, law, statute, ordinance or other governmental rule or regulation, applicable to the Pledgor or any of its property; and (viii) upon delivery of the Collateral to Pledgee, this Pledge of Stock Agreement creates a valid first lien upon the perfected security interest in the collateral, and the proceeds thereof, subject to no prior security interest, lien, charge, encumbrance or agreement purporting to grant any third party a security interest in the property or assets or Pledgor which would include the Collateral.

  5. Covenants. Pledgor further covenants and agrees to do the following, all at its own cost and expense:

  (a) from time to time to promptly execute, assign, endorse and deliver to Pledgeholder for the benefit of Pledgee all Collateral which may now or hereafter come into its possession and all proxies, applications, acceptances, stock powers, chattel paper, documents, instruments or other evidences of payment or writing constituting or relating to any of the Collateral, and all such other assignments, certificates, supplemental writings, and financing statements and do all other acts or things as Pledgee may reasonably request in order to, or more fully to, evidence and perfect the Security Interest;

  (b) to promptly furnish Pledgee with any information or writings which Pledgor receives on account of the Collateral from the Company and such other information which Pledgee may reasonably request concerning the Collateral other than insider information;

  (c) to promptly notify Pledgee of any material change in any fact or circumstances warranted or represented by Pledgor in this Pledge of Stock Agreement or in any other writing furnished by Pledgor to Pledgee in connection with the Collateral or the Obligations;

  (d) to promptly notify Pledgee of any claim, action or proceeding affecting title to the Collateral, or any part thereof, or the Security Interest, and at the request of Pledgee, appear in and defend, at Pledgor's own cost and expense, any such action or proceedings; and

  (e) to promptly pay to Pledgee the amount of all court costs and reasonable attorneys' fees incurred by Pledgee hereunder in the enforcement of Pledgee's rights hereunder.

Pledgor further covenants and agrees that, without the prior express written consent of Pledgee, Pledgor shall not except as otherwise permitted under the Stock Purchase Agreement transfer Pledgor's rights in the Collateral, or permit any of the Collateral to ever be or become subject to any lien, attachment, execution, sequestration, other legal or equitable process, or any lien or encumbrance of any kind, except for presently existing liens noted above. All assignments and endorsements by Pledgor shall be in such form and substance as may be satisfactory to Pledgee.

  6. Adjustments and Distributions Concerning Collateral. Should the Collateral, or any part thereof, ever be converted in any manner by the Company into another type of property or any money or other proceeds ever be paid or delivered to Pledgor as a result of Pledgor's rights in the Collateral, then in any such event (except as provided in Paragraph 7 hereof), all such property, money and other proceeds shall immediately be and become part of the Collateral, and Pledgor covenants to forthwith pay and deliver all money so received to Pledgeholder for the benefit of Pledgee; and, if Pledgee deems it necessary and so requests, to properly endorse or assign any and all such other proceeds to Pledgeholder for the benefit of Pledgee and to deliver to Pledgeholder for the benefit of Pledgee any and all such other proceeds which require perfection by possession under the Uniform Commercial Code of the State of New Jersey or other appropriate jurisdiction (hereinafter referred to as the "UCC"). With respect to any of such property of a kind requiring an additional security agreement, financing statement or other writing to perfect a security interest therein in favor of Pledgeholder for the benefit of Pledgee, Pledgor will forthwith execute and deliver to Pledgee whatever Pledgee shall reasonably deem necessary or proper for such purposes.

  7. Voting Rights; Dividends; Etc. (i) So long as no "Event of
Default" (as defined in Paragraph 8 hereof) or event which, with the giving of notice or the passage of time, or both, would become an Event of Default, shall have occurred and be continuing:

  (a) Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Pledge of Stock Agreement, or the Note.

  (b) Pledgor shall be entitled to receive and retain any and all dividends paid in respect of the Collateral; provided, however, that any and all

       (i) dividends paid or payable (other than in cash) in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Collateral,

       (ii) dividends and other distributions paid or payable in cash in respect of any Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

       (iii) cash paid, payable or otherwise distributed in respect of principal of, or in redemption of, or in exchange for, any Collateral, shall be, and shall be forthwith delivered to Pledgeholder for the benefit of Pledgee to hold as, Collateral, and shall, if received by Pledgor, be received in trust for the benefit of Pledgee, be segregated from the other property or funds of Pledgor, and be forthwith delivered to Pledgeholder for the benefit of Pledgee as Collateral in the same form as so received (with any necessary endorsement).

  c. Pledgee shall execute and deliver (or cause to be executed and delivered) to Pledgor all such proxies and other instruments as Pledgor may reasonably request for the purpose of enabling Pledgor to exercise the voting and other rights which it is entitled to exercise pursuant to paragraph (a) above and to receive the dividends or interest payments which it is authorized to receive and retain pursuant to paragraph (b) above.

       (ii) Upon the occurrence and during the continuance of an "Event of Default" (as defined in Paragraph 8 hereof) or an event which, with the giving of notice or the lapse of time, or both, would become an Event of Default:

         (a) All rights of Pledgor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to Paragraph 7(i) and to receive the dividends and interest payments which it would otherwise be authorized to receive and retain pursuant to Paragraph 7(i) shall cease, and all such rights shall thereupon become vested in Pledgee who shall thereupon have the sole right to exercise such voting and other consensual rights and to receive and hold as Collateral such dividends and interest payments and, at Pledgee's option, to apply such dividends and interest payments to the Obligations in any order of payment.

       (b) All dividends and interest payments which are received by Pledgor contrary to the provisions of subparagraph (a) of this Paragraph 7(ii) shall be received in trust for the benefit of Pledgee, shall be segregated from other funds of Pledgor and shall be forthwith paid over to Pledgee as Collateral in the same form as so received (with any necessary endorsement or instrument of transfer).

  8. Default. Pledgor shall be in default under this Pledge of Stock Agreement upon the happening of any of the following events or conditions (hereinafter referred to as an "Event of Default"):

  a. The occurrence of an "Event of Default" as defined in the Note;

  b. The filing of any financing statement with regard to the Collateral, other than relating to or permitted by this Pledge of Stock Agreement, or the attachment of any additional lien to any portion of the Collateral, for the benefit of any Person other than Pledgee;

  c. Any time that Pledgee ceases to have a first priority perfected security interest in the Collateral;

  d. Pledgor shall have failed to duly observe or perform any other covenant, condition or agreement on the part of Pledgor to be observed or performed pursuant to the terms of the Stock Purchase
Agreement, the Note or this Pledge of Stock Agreement.

  9. Registration of Collateral in Name of Pledgee. At any time after the occurrence of an Event of Default, Pledgee, at its option, may have any or all of the Collateral registered in its name or that of its nominee (if the same has not already been done) with or without indication of the security interest herein created, and Pledgor hereby covenants that, upon Pledgee's request, Pledgor will cause the Company to effect such registration. Immediately and without further notice, upon the occurrence of an Event of Default, whether or not the Collateral shall have been registered in the name of Pledgee or its nominee, Pledgee or its nominee shall have, with respect to the Collateral, the right to exercise all voting rights as to all Shares subject to the Security Interest and, as to all of the Collateral, all other corporate rights and all conversion, exchange, subscription or other rights, privileges or options pertaining thereto as if it were the absolute owner thereof, including, but not limited to, the right to exchange any or all of the Collateral upon the merger, consolidation, reorganization, recapitalization or other readjustment of the Company, or upon the exercise by the Company of any right, privilege, or option pertaining to any of the Collateral, and, in connection therewith, to deliver any of the Collateral to any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it; but Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible to Pledgor or any other person of any failure to do so or delay in doing so. Thereafter, at such time as (i) all Events of Default have been cured, and (ii) there exists no condition, event or act which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, then the right to exercise all voting rights with respect to the Collateral shall revert to Pledgor. Upon any sale or other disposition of the Collateral, Pledgee shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold or disposed of. Each purchaser at any such sale or other disposition (including Pledgee) shall hold the Collateral free from any claim or right of whatever kind, including any equity or right of redemption of Pledgor. Pledgor specifically waives all rights of redemption, stay or appraisal, to the extent permitted by law, which it had or may have under any rule of law or statute now existing or hereafter adopted.

  10. Remedies Upon Default. Upon the occurrence of an Event of Default, in addition to any and all other rights and remedies which Pledgee may then have hereunder, under the UCC or otherwise, to the extent permitted by law, Pledgee may at his option direct Pledgeholder to deliver the Collateral to Frank J. Dodd as Trustee pursuant to a trust agreement ("Trustee"). Thereafter, the Pledgeholder or the Trustee shall have the right and the power at its option to take any action and exercise any right permitted to the Pledgee under this Pledge Agreement, subject to the terms and conditions of the Trust, without liability to the Pledgor, except to account for property actually received by it, and to do any one or more of the following: (i) in its name or in the name of Pledgor demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral and, in connection therewith, endorse notes, checks, drafts, money orders, documents of title or other evidences of payment, shipment or storage in the name of Pledgor; (ii) make any compromise or settlement deemed advisable with respect to any of the Collateral; (iii) renew, extend, or otherwise change the terms and conditions of any of the Collateral or the Obligations; (iv) take or release any other collateral as security for any of the Collateral or the Obligations; (v) add or release any guarantor, endorser, surety or other party to any of the Collateral or the Obligations; (vi) reduce its claim to judgment or foreclose or otherwise enforce the Security Interest, in whole or in part, by any available judicial procedure; (vii) except as otherwise provided herein, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor or any other person (all of which are, to the extent permitted by law, hereby expressly waived), forthwith realize upon the Collateral or any part thereof, and may forthwith, or agree to, sell or otherwise dispose of or deliver the Collateral or any part thereof or interest therein, in a commercially reasonable manner, in one or more parcels at public or private sale or sales, at any exchange, broker's board or at Pledgee's principal administrative office or elsewhere, at such prices and on such terms (including, but not limited to, a requirement that any purchaser of all or any part of the Collateral purchase the shares constituting the Collateral for investment without any intention to make any distribution thereof and subject to other restrictions as may be appropriate or necessary under applicable law) as it may deem best, for cash or on credit, or for future delivery without assumption of any credit risk, with the right of Pledgee or any purchaser to purchase upon any such sale the whole or any part of the Collateral free from any right or equity or redemption in Pledgor, which apply by appropriate judicial proceedings for appointment of a receiver for the Collateral, or any part thereof, and Pledgor hereby consents to any such appointment; (viii) if at the occurrence of an Event of Default the Market Value of the Collateral as computed pursuant to Section 3(d)(v) of the Stock Purchase Agreement is equal to or less than the Note Amount plus the Additional Amount, interest and any costs and fees provided for in this Pledge, Pledgee shall have the right, at its sole option, to retain the Collateral in full or partial satisfaction of the Obligation of Pledgor and Pledgor shall have no rights with respect to the Collateral, including, but not limited to, no right to receive any portion of any proceeds from any subsequent sale of the Collateral by the Pledgee. Except as provided in this subsection, Pledgee shall take all reasonable efforts to sell the Collateral in a commercially reasonable manner in a commercially reasonable time; or (ix) exercise any and all other rights it may have hereunder or under the UCC or otherwise. Pledgor hereby grants to Pledgee an irrevocable proxy for the Collateral pursuant to which proxy Pledgee shall be entitled to vote or consent in its discretion upon the occurrence of an Event of Default and in such event Pledgor agrees to deliver to Pledgee such further evidence of the grant of such proxy as Pledgee may request.

  Pledgee shall be under no duty to Pledgor or any other person to exercise or to withhold the exercise of any of the rights, powers, privileges and options expressly or implicitly granted to Pledgee in this Pledge of Stock Agreement, and shall not be responsible to Pledgor or any other person for any failure to do so or delay in so doing.

  11. Securities Laws; Consents; Etc.

  a. Pledgor covenants and agrees that, because of the Securities Act of 1933, as amended (hereinafter referred to as "Securities Act"), or any other laws or regulations, and for other reasons, there may be legal and/or practical restrictions or limitations affecting Pledgee in any attempt to dispose of all or certain portions of the Collateral and for enforcement of its rights, for these reasons, Pledgee is hereby authorized by Pledgor, but not obligated, in the event of the occurrence of an Event of Default, to sell all or any part of the Collateral at private sale, subject to investment letter, or in any other matter which will not require the Collateral, or any part thereof, to be registered in accordance with the Securities Act, or the rules and regulations promulgated thereunder, or any other laws or regulations, or which will permit the Collateral to be sold in a manner which will not violate any applicable laws or regulations, at the best price reasonably obtainable by Pledgee at such private sale or other disposition in the manner mentioned above. Pledgor understands that Pledgee may, in its discretion, approach a restricted number of potential purchasers and that a sale under such circumstances may yield a lower price for the Collateral, or any part or parts thereof, than would otherwise be obtainable if same were either offered to a large number of potential purchasers, or registered and sold in the open market. Pledgee agrees that such private sales shall be made in a commercially reasonable manner and Pledgee has no obligation to delay sale of any Collateral to permit the Company to register it for public sale under any applicable federal or state securities law. If any consent, approval or authorization of any state, municipal or other governmental department, agency or authority should be necessary to effectuate any sale or other disposition of all or any part of the Collateral, Pledgor will execute all such applications and other instruments as may be required in connection with securing any such consent, approval or authorization, and will otherwise use its best efforts to secure the same.

  b. In the event that Pledgee should determine that a sale of the Collateral by private sale, as described in subparagraph (i) of this Paragraph 11, is not in Pledgee's best interest, then Pledgor shall upon the written request of Pledgee, at Pledgor's own cost and expense;

       (i) execute and deliver, and use its best efforts to cause the Company and the directors and officers thereof to execute and deliver, all such instruments and documents, and do or cause to be done by them all such other acts and things, as may be necessary or, in the opinion of Pledgee, advisable to register such Collateral under the provisions of the Securities Act, and to use their best efforts to cause the registration statement relating thereto to become effective and to remain effective for such period as prospectuses are required by law to be furnished, and to make all amendments and supplements thereto and to the related prospectus which, in the opinion of Pledgee, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto;

       (ii) use its best efforts to qualify the Collateral under the state securities or "Blue Sky" laws and to obtain all necessary governmental approvals for the sale of the Collateral, as requested by Pledgee;

       (iii) uses its best efforts to cause the Company to make available to its security holders, as soon as practicable, an earning statement which will satisfy the provisions of Section
11(a) of the Securities Act; and

       (iv) do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable law.

  12. Notification of Sale. Reasonable notification of the time and place of any public sale of the Collateral, or reasonable notification of the time after which any private sale or other intended disposition of the Collateral is to be made, shall be sent to Pledgor and to any other person entitled under the UCC to notice; provided that, to the extent permitted by law, if any of the Collateral threatens to decline speedily in value or is of the type customarily sold on a recognized market, Pledgee may sell or otherwise dispose of the Collateral without notification, advertisement, or other notice of any kind. It is agreed that notice sent or given not less than five (5) business days prior to the taking of the action to which the notice relates is reasonable notification and notice for the purposes of this Paragraph 12.

  13. Permitted Sales of Collateral. In the event of a permitted sale of all or part of the Shares pursuant to the Stock Purchase Agreement, Pledgee shall cause Pledgeholder to deliver such shares as directed by the Pledgor in exchange for delivery of the proceeds of such sale to the Pledgee.

  14. Satisfaction of Obligations. Upon the satisfaction in full of all obligations and the satisfaction of all additional costs and expenses of Pledgee as provided herein, this Pledge of Stock Agreement shall terminate, and Pledgee shall cause Pledgeholder to deliver to Pledgor, at Pledgor's expense, such of the Collateral in Pledgeholder's possession as shall not have been sold or otherwise applied pursuant to this Pledge of Stock Agreement.

  15. Notices. Unless otherwise indicated differently, all notices, payments, requests, reports, information or demands which any party hereto may desire or may be required to give to any other party hereunder, shall be in writing and shall be personally delivered or sent by first-class certified or registered United States mail, postage prepaid, return receipt requested, and sent to the party at its address appearing below or such other address as any party shall hereafter inform the other party hereto by written notice given as aforesaid:

If to Pledgor:                  NPD, Inc.
                                215 Central NW
                                Suite 3B
                                Albuquerque, NM 87102
                                Attention: Chairman

With a copy to:                 Steven N. Haas, Esq.
                                Cozen and O'Connor
                                1900 Market Street
                                Philadelphia, PA 19103

If to Pledgee:                  Robert E. Brennan
                                264 Route 537 East
                                Colts Neck, New Jersey 07722-1540

With a copy to:                 Gerald Gline, Esq.
                                Cole, Schotz, Meisel,
                                Forman & Leonard, P.A.
                                Court Plaza North
                                25 Main Street
                                P.O. Box 800
                                Hackensack, New Jersey 07602-0800

If at any time Pledgee or Pledgeholder is required to give notice to Pledgor hereunder, Pledgee is a debtor in a case pending in the United States Bankruptcy Court for the District of New Jersey, copies of such notice shall also be delivered to the Securities and Exchange Commission and counsel for the Committee of Unsecured Creditors at the address designated for service to such parties in the Bankruptcy Court proceeding; and provided, further, that the Securities and Exchange Commission and Committee of Unsecured Creditors also shall receive notice, at the aforementioned address, of any material waiver by Pledgee or Pledgeholder of a right hereunder or of any material amendment or modification hereto during the pendency of such Bankruptcy Court proceeding. All notices, payments, requests, reports, information or demands so given shall be deemed effective upon receipt or, if mailed, upon receipt or the expiration of the third day following the date of mailing, whichever occurs first, except that any notice of change in address shall be effective only upon receipt by the party to whom said notice is addressed.

  16. Pledgee Appointed Attorney-in-Fact. Pledgor hereby appoints Pledgee, Pledgeholder or any other designee of Pledgee (other than an Excluded Person) pursuant to paragraph 3, and to the extent applicable, the Trustee, as Pledgor's attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor, or otherwise from time to time in Pledgee's discretion to take any action and to execute any instrument which Pledgee may deem necessary or advisable to accomplish the purposes of this Pledge of Stock Agreement, including, but not limited to, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend, interest payment or other distribution in respect of Collateral or any part thereof and to give full discharge for the same.

  17. Obligations of Pledgeholder.

  a. The obligations of Pledgeholder are those specifically provided for in this Pledge Agreement, and Pledgeholder shall have no liability under, or duty to inquire into, the terms and provisions of any agreement between Pledgor and Pledgee. The duties of Pledgeholder are purely ministerial in nature, and Pledgeholder shall not incur any liability whatsoever, except for any liability arising out of Pledgeholder's willful misconduct or bad faith.

  b. Pledgeholder shall not have any of the responsibility for the genuineness or validity of any document or other item deposited with it or of any signature thereon and shall not have any liability for acting in accordance with any written instructions or certificates given to it as specified hereunder.

  c. Pledgor and Pledgee jointly and severally agree to hold Pledgeholder harmless and indemnify Pledgeholder against any loss, liability, expense (including attorney's fees), claim or demand arising out of or in connection with the performance of its obligations in accordance with the provisions of this Pledge Agreement, except for any of the foregoing arising out of the willful misconduct or bad faith of Pledgeholder.

  d. Pledgeholder shall not receive any fee or other compensation for the ordinary ministerial services it must render in connection with this Pledge Agreement, except as provided for in Paragraph (c) above.

  e. If any dispute should arise with respect to the payment of the Note or ownership or right of possession of the Collateral, Pledgeholder is authorized and directed to retain the Shares in its possession without liability to anyone until such dispute shall have been settled either by a mutual agreement of Pledgor and Pledgee, or by final order, decree or judgment of a court of competent jurisdiction in the United States (the time for appeal having expired with no appeal having been taken) but Pledgeholder shall have no duty whatsoever to institute or defend any such judicial proceedings.

  f. Pledgor acknowledges and agrees that Cole Schotz is not disqualified from representing Pledgee in any matter pertaining to the Shares including, but not limited to, any disputes under the Stock Purchase Agreement, Note and this Pledge Agreement notwithstanding the fact that it may hold the Shares pursuant to this Agreement.

  18. Financing Statement. Pledgee shall have the right at any time to execute and file this Pledge of Stock Agreement as a financing statement, but the failure of Pledgee to do so shall not impair the validity or enforceability of this Pledge of Stock Agreement.

  19. Successors and Assigns. This Pledge of Stock Agreement shall be binding upon and inure to the benefit of Pledgor and Pledgee, and their respective successors, assigns, heirs, legal representatives, administrators and executors; provided, that Pledgor may not, without the prior express written consent of Pledgee, assign any rights, powers, duties or obligations hereunder.

  20. Remedies Cumulative. The rights and remedies provided herein and in the Note and all other agreements, instruments and Documents pertaining hereto or thereto, are cumulative and are in addition to and not exclusive of any rights or remedies provided by law, including, but without limitation, the rights and remedies of a secured party under the UCC.

  21. Amendment. This Pledge of Stock Agreement may be amended only by written instrument signed by both parties.

  22. Course of Dealing. No course of dealing between the Pledgor and Pledgee or any other person, nor any failure to exercise, nor any delay in exercising, any right, power or privilege of Pledgee hereunder or under the Stock Purchase Agreement or the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

  23. Invalidity of Any Provision. The invalidity of any one or more phrases, sentences, clauses, paragraphs or section hereof shall not affect the remaining portions of this Pledge of Stock Agreement, all of which are being inserted conditionally on their being held legally valid. In the event that any one or more of the phrases, sentences, clauses, paragraphs or sections contained herein should be invalid, or should operate to render this Pledge of Stock Agreement invalid, then this Pledge of Stock Agreement shall be construed as if such invalid phrase or phrases, sentence or sentences, clause or clauses, paragraph or paragraphs, or section or sections had not been inserted.

  24. Governing Law. This Pledge of Stock Agreement is entered into in the State of New Jersey, and the laws of the State of New Jersey shall govern the validity, construction, enforcement and interpretation of this Pledge of Stock Agreement.

  25. Assignment of Collateral by Pledgee. Pledgee may assign all or any part of the obligations and may assign, transfer, or deliver to any transferee of any of the obligations, any or all of the Collateral (other than to an Excluded Person prior to an Event of Default), provided, however, that said transferee may take such obligation only subject to the terms and provisions hereof, and thereafter Pledgee shall be fully discharged from all responsibility with respect to the Collateral so assigned, transferred or delivered. Such transferee shall be vested with all the powers and rights of Pledgee hereunder with respect to such Collateral.

  26. Restrictive Legend. Upon the execution of this Pledge of Stock Agreement, the Pledgor shall cause each certificate of the common stock of the Corporation to be endorsed as follows:

  "NOTICE IS HEREBY GIVEN that the sale, assignment, transfer, pledge, or other disposition of the shares of capital stock represented by this certificate are subject to a certain Pledge of Stock Agreement from NPD, Inc. to Robert E. Brennan, a copy of which agreement is on file in the office of Cole, Schotz, Meisel, Forman & Leonard, P.A., 25 Main Street, Hackensack, New Jersey 07602, Attn: Gerald H. Gline, Esq.

  IN WITNESS WHEREOF, Pledgor has caused this Pledge of Stock
Agreement to be duly signed as of the day and year first above written.


Signed, Sealed and Delivered         NPD, INC.
  in the Presence of:


/s/  E. Gerald Riesenbach            By: /s/ Nunzio P. DeSantis



Exhibit 99.4

                           PROMISSORY NOTE


$2,904,016.00                                Dated: January 15, 1997

  FOR VALUE RECEIVED, NPD, INC., a Delaware corporation ("Maker"), promises to pay to the order of NUNZIO P. DESANTIS, an individual ("Payee") with an address of 215 Central NW, Suite 3B, Albuquerque, NM 87102, the principal sum of Two Million Nine Hundred Four Thousand Sixteen Dollars ($2,904,016.00), lawful money of the United States of America, together with interest accrued thereon, at the rate and on the terms set forth below:

  1. Payment of Interest and Principal.

  (a) Payment of Interest. Interest on the unpaid principal amount of this Note shall accrue at a rate equal to ten percent (10%) per annum, and shall be paid on the first anniversary of the date of this Note and, together with the unpaid principal balance then outstanding, on the Maturity Date.

  (b) Payment of Principal. The unpaid principal balance under this Note, together with all accrued and unpaid interest on the unpaid principal balance, shall be paid in full on January 15, 1999 (the
"Maturity Date").

  (c) Prepayment. Maker shall have the right to prepay at any time and from time to time, without penalty or premium, all or any portion of the outstanding principal of this Note. All prepayments under this Note shall be applied first to accrued and unpaid interest, and second to unpaid principal due hereunder.

  (d) Place of Payment. Maker shall make all payments to Payee at the address of Payee as set forth above or to such other place or places as Payee, from time to time, shall designate in writing to Maker in accordance with the Loan Agreement dated of even date herewith between Maker and Payee (the "Loan Agreement").

  2. Events of Default; Remedies.

  (a) Events of Default. The following shall constitute events of default under this Note ("Events of Default"):

      (i) Maker fails to pay when due any principal, interest or other sums due under this Note and shall not have remedied such failure within fifteen (15) days after written notice of such default has been given by Payee to Maker.

      (ii) Maker defaults in the observance or performance of any condition or covenant contained in this Note or the Loan Agreement and shall not have remedied the default within forty-five (45) days after written notice of such default has been given by Payee to Maker; provided, however, that if Maker has the ability to cure the default, but such default cannot reasonably be cured within such forty-five (45) day period, an Event of Default shall not be deemed to occur if Maker shall commence to cure the default during such forty-five day (45) period and shall continuously and diligently in good faith pursue such cure to completion.

     (iii) A breach by Maker of any warranty or any misrepresentation contained in the Loan Agreement, and such breach or misrepresentation shall not have been remedied within forty-five
(45) days after receipt of written notice of such breach has been given by Payee to Maker.

     (iv) A dissolution or liquidation of Maker shall have been declared.

       (v) If Maker shall make an assignment for the benefit of creditors, or file a voluntary petition under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of its property.

       (vi) If Maker shall file an answer admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against it under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or shall fail to have such petition dismissed within ninety (90) days after its filing.

       (vii) If an Order for Relief shall be entered following the filing of an involuntary petition against Maker under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or if an Order shall be entered appointing a receiver, trustee or custodian of all or part of its property.

       (viii) If there shall have occurred an Event of Default under the Loan Agreement.

b. Remedies. If an Event of Default shall occur and be continuing then, in the sole discretion of Payee and without further notice to Maker, the unpaid principal amount and the accrued interest hereunder at the applicable rate specified above until full payment of all amounts due hereunder, and all other sums due by Maker under this Note shall become immediately due and payable without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by Maker. In addition, in each case, Payee may recover all costs of suit and other expenses incurred by Payee (including reasonable attorneys' fees) in connection with the collection of any sums due hereunder. The remedies set forth herein shall be in addition to, and not in lieu of, any other additional rights or remedies Payee may have at law or in equity.

  4. Subordination. Payee acknowledges and hereby agrees that Payee's rights hereunder and under the Loan Agreement to collect any and all amounts due Payee thereunder, and to enforce Payee's rights in the collection of the same, are subordinated to the prior payment in full of all amounts due Casino-Co by Payee under the under that certain Loan Agreement dated January 15, 1997 among Maker and Casino-Co (the "Casino-Co Loan Agreement") and related Secured Promissory Note of Maker to Casino-Co in the face amount of $2,904,016.00 (the "Casino-Co Note")Casino-Co Loan Agreement and Casino-Co Note, to the extent, and only to the extent, set forth in Payee's Subordination Agreement dated January 17, 1997 delivered by Payee to Casino-Co.

  5. Rights Cumulative. The remedies of Payee as provided in this Note shall be cumulative and concurrent; may be pursued singly, successively or together at the sole discretion of Payee, may be exercised as often as occasion for their exercise shall occur; and in no event shall the failure to exercise any such right or remedy be construed as a waiver or release of it.

  6. Controlling Law. This Note and all questions relating to its validity, interpretation or performance and enforcement shall be governed by and construed in accordance with the laws of the State of New Mexico.

  7. Notices. Any notices or other communications required to be delivered hereunder shall be sent or delivered in accordance with the Loan Agreement.

  8. Binding Nature of Note. This Note shall be binding upon Maker, and its successors and assigns and shall inure to the benefit of Payee and his heirs, personal representatives, successors and assigns.

  9. Modification. This Note may not be modified or amended other than by an agreement in writing signed by Maker and Payee.

  10. Interest Rate Limitation. It is the intent of Maker and Payee in the execution of this Note, the Loan Agreement, the Other Documents (as defined in the Loan Agreement) and in all transactions related hereto and thereto to comply with the usury laws of the State of New Mexico (or the usury laws of any other state that might be determined by a court of competent jurisdiction to be applicable notwithstanding such choice of law, hereinafter collectively referred to as "Usury Laws"). In the event that, for any reason, it should be determined that the Usury Laws apply to the loan evidenced hereby, Payee and Maker stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract for use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum rate permitted to be charged by the Usury Laws. In such event, if Payee shall collect monies or other property which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the Usury Laws, all such sums or property deemed to constitute interest in excess of such maximum rate shall, at the option of Payee, be credited to the payment of the principal sum due hereunder.

  IN WITNESS WHEREOF, Maker, intending to be legally bound, has caused its duly authorized representative to execute and deliver this Note on the date first written above.


                                     NPD, INC.

Attest: /s/ Nunzio P. DeSantis       By: /s/ E. Gerald Riesenbach
                                     E. Gerald Riesenbach,Secretary



                           LOAN AGREEMENT

                  THIS LOAN AGREEMENT (the "Agreement") is made this 15th day of January, 1997, by and between NPD, INC., a Delaware corporation (the "Borrower"), and NUNZIO P. DESANTIS, an individual
(the "Lender").

                        W I T N E S S E T H:

                  Lender has agreed to loan to Borrower the sum of $2,904,016.00 (the "Loan"), on the terms and subject to the conditions set forth herein. The Loan is evidenced by the Borrower's Promissory Note, dated of even date herewith (the "Note"), in the form of Exhibit "A" attached hereto and incorporated herein by reference. The Borrower and the Lender desire to set forth herein the terms and conditions of an agreement pursuant to which the Lender has advanced to the Borrower the Loan.

                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, and intending to be legally bound hereby, the Lender and the Borrower hereby agree as follows:

                  1. The Loan. The Lender has granted to the Borrower the Loan upon the terms and subject to the conditions hereinafter
set forth.   The obligation of the Borrower to repay to the Lender
the aggregate outstanding principal amount under the Loan and accrued interest thereon shall be evidenced by the Note to be executed and delivered by the Borrower to the Lender concurrently with the execution and delivery of this Agreement.

                  2. Representations and Warranties of the Borrower. As a further inducement to the Lender to execute and deliver this Agreement and to make the Loan available to the Borrower, the Borrower hereby represents and warrants to, and makes the following agreements with, the Lender:

                       (a) Authority. The Borrower is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Borrower has full power and authority to borrow the Loan, to execute and deliver this Agreement, the Note and any other instruments and documents required to be executed in connection herewith and therewith (such other instruments and documents being collectively called the "Other Documents").

                       (b) Validity and Enforceability. This Agreement, the Note and the Other Documents have been duly authorized, validly executed and delivered by the Borrower and are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting the rights of creditors generally and except that the remedy of specific performance or injunctive relief is subject to the discretion of the court before which such a proceeding may be brought.

                       (c) No Conflicts. The execution and delivery by the Borrower of this Agreement, the Note and Other Documents and the performance by the Borrower of all of its obligations hereunder and thereunder (a) will not violate or be in conflict with its certificate of incorporation or by-laws; (b) will not constitute a default (with or without the giving of notice or the passage of time or both) under any indenture, agreement or other instrument to which it is a party or by which it or any of its properties or assets is or may be bound or subject; and (c) will not result in the creation or imposition of any lien, security interest, charge or encumbrance of any nature upon any of its properties or assets, which violation or conflict under clause (a), default under clause
(b), or lien, security interest, charge or encumbrance under clause
(c) would have a material adverse effect on the Borrower or otherwise materially impair its ability to perform its obligations under this Agreement, the Note or the Other Documents.

                       d.   No Consents. No consent, approval or
authorization of, or registration, declaration or filing with, any governmental authority or other third party is required as a condition to, or in connection with, the due and valid execution and delivery by the Borrower of this Agreement, the Note or Other Documents other than consents, approvals, authorizations, etc. which have been obtained.

3.Events of Default: Remedies.

                  (a) Events of Default. The following shall constitute events of default under this Agreement ("Events of Default"):

                       (i)  The Borrower fails to pay when due any
principal, interest or other sums due under the Note and shall not have remedied such failure within fifteen (15) days after written notice of such default has been given by the Lender to the Borrower.

                       (ii) The Borrower defaults in the observance or performance of any condition or covenant contained in this Agreement or the Note and shall not have remedied the default within forty-five (45) days after written notice of such default has been given by the Lender to the Borrower; provided, however, that if the Borrower has the ability to cure the default, but such default cannot reasonably be cured within such forty-five (45) day period, an Event of Default shall not be deemed to occur if the Borrower shall commence to cure the default during such forty-five day (45) period and shall continuously and diligently in good faith pursue such cure to completion.

                       (iii) A breach by the Borrower of any warranty or any misrepresentation contained in this Agreement or the Note, and such breach or misrepresentation shall not have been remedied within forty-five (45) days after receipt of written notice of such breach has been given by the Lender to the Borrower.

                        (iv) A dissolution or liquidation of the Borrower shall have been declared.

                        (v) If the Borrower shall make an assignment for the benefit of creditors, or file a voluntary petition under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of its property.

                        (vi) If the Borrower shall file an answer admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against it under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or shall fail to have such petition dismissed within ninety (90) days after its filing.

                       (vii) If an Order for Relief shall be entered following the filing of an involuntary petition against the Borrower under the Bankruptcy Code, as amended, or any other
Federal or state insolvency law, or if an Order shall be entered appointing a receiver, trustee or custodian of all or part of its property.

                       (viii) If there shall have occurred an Event of Default under the Note.

                  (b) Remedies. In the event an Event of Default shall occur and be continuing, then, in the sole discretion of the Lender, and without further notice to the Borrower, the unpaid principal amount and the accrued interest at the applicable rate specified in the Note until full payment of all amounts due under the Note or hereunder, and all other sums due by the Borrower under this Agreement and under the Note, shall become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Borrower. In addition, in each case, the Lender may recover all costs of suit and other expenses incurred by the Lender (including reasonable attorneys' fees) in connection with the collection of any sums due hereunder. The remedies set forth herein shall be in addition to, and not in lieu of, any other additional rights or remedies the Lender may have at law or in equity.

                  4. Survival of Representations and Covenants. This Agreement and all covenants, agreements, representations and warranties made herein, in the Note, and in any of the Other
Documents delivered pursuant hereto or thereto shall survive the making of the Loan and the execution and delivery of the Note, this Agreement and the Other Documents, and shall continue in full force and effect until all of the obligations have been fully paid, performed, satisfied and discharged.

                  5.   Miscellaneous.

                       (a) Entire Agreement: Amendments; Applicable Law. This Agreement, the Note and the Other Documents executed and delivered pursuant hereto constitute the entire agreement between the Lender and the Borrower with respect to the subject matter hereof. The provisions of this Agreement, the Note or the Other
Documents shall not be modified, rescinded or waived except in writing executed by the party against whom such modification, rescission or waiver is sought to be enforced. The construction, interpretation and enforcement of this Agreement, the Note and the Other Documents shall be governed by and construed in accordance with the laws of the State of New Mexico.

                       (b) Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Lender and the Borrower and their respective heirs, personal representatives, successors and assigns, except that the Borrower shall not make any assignment of its rights hereunder without the prior consent of the Lender, which consent may be granted or withheld by the Lender in its sole and absolute discretion.

                       (c) Rights Cumulative. The remedies of the Lender as provided in this Agreement, the Note and the Other Documents shall be cumulative and concurrent; may be pursued singly, successively, or together at the sole discretion of the Lender, may be exercised as often as occasion for their exercise shall occur;
and in no event shall the failure to exercise any such right or remedy be construed as a waiver or release of it.

                       (d)Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made when received by the party to whom the notice, request, etc. is directed, and which shall be delivered personally, by courier service such as Federal Express, or by messenger, or by United
States mail, registered or certified mail, postage pre-paid, return receipt requested, addressed as set forth below.

                            If to the Borrower:

                            NPD, Inc.
                            215 Central NW
                            Suite 3B
                            Albuquerque, NM 87102
                            Attention: Chairman

                            If to the Lender:

                            Nunzio P. DeSantis
                            215 Central NW
                            Suite 3B
                            Albuquerque, NM 87102

                       (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

                       (g) Severability. If any provisions of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provisions and, to this end, the provisions hereof are severable.

                  IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be executed and delivered as of the date first written above.

                                 NPD, INC.


                                 BY: /s/ E. Gerald Riesenbach
                                 E. Gerald Riesenbach, Secretary


                                 /s/ Nunzio P. DeSantis
                                 Nunzio P. DeSantis



Exhibit 99.5

                       SECURED PROMISSORY NOTE


$2,904,016.00                                Dated: January 15, 1997

                  FOR VALUE RECEIVED, NPD, INC., a Delaware corporation ("Maker"), promises to pay to the order of CASINO-CO CORPORATION, a Nevada corporation ("Payee") with an address of 2805 Ashworth
Circle, Las Vegas, NV 89107, the principal sum of Two Million Nine Hundred Four Thousand Sixteen Dollars ($2,904,016.00), lawful money of the United States of America, together with interest accrued thereon, at the rate and on the terms set forth below:

                  1.   Payment of Interest and Principal.

                       (a) Payment of Principal and Interest. Interest on the unpaid principal amount of this Note shall accrue at a rate equal to ten percent (10%) per annum, and shall be paid in full, together with the entire amount of unpaid principal balance then outstanding, on April , 1997 (the "Maturity Date").

                       (b) Prepayment. Maker shall have the right to prepay at any time and from time to time, without penalty or premium, all or any portion of the outstanding principal of this Note. All prepayments under this Note shall be applied first to accrued and unpaid interest, and second to unpaid principal due hereunder.

                       (c)  Place of Payment.  Maker shall make all
payments to Payee at the address of Payee as set forth above or to such other place or places as Payee, from time to time, shall designate in writing to Maker in accordance with the Loan Agreement dated of even date herewith between Maker and Payee (the "Loan Agreement").

                  2. Security Agreement and Guarantee. To secure all of the Maker's obligations under this Note and under the Loan
Agreement Maker has concurrently herewith (i) granted to Payee a first and prior lien and security interest in and to the Collateral, as such term is defined in the Security Agreement (as defined in the Loan Agreement), subject only to the rights of Robert E. Brennan under the Brennan Pledge Agreement (as defined in the Security Agreement), which Security Agreement is hereby confirmed and ratified as being in full force and effect and (ii) caused to be delivered to Payee the Guarantee (as defined in the Loan Agreement). The security interest in the Collateral shall be discharged upon payment in full of the indebtedness of Maker to Payee under this Note and the Loan Agreement.

                  3.   Events of Default; Remedies.

                       (a)  Events of Default.  The following shall
constitute events of default under this Note ("Events of Default"):

                            i)   Maker fails to pay when due any principal,
interest or other sums due under this Note and shall not have remedied such failure within fifteen (15) days after written notice of such default has been given by Payee to Maker.

                            ii)  Maker defaults in the observance or
performance of any condition or covenant contained in this Note, the Loan Agreement or the Other Documents (as such term is defined in the Loan Agreement) and shall not have remedied the default within forty-five (45) days after written notice of such default has been given by Payee to Maker; provided, however, that if Maker has the ability to cure the default, but such default cannot reasonably be cured within such forty-five (45) day period, an Event of Default shall not be deemed to occur if Maker shall commence to cure the default during such forty-five day (45) period and shall continuously and diligently in good faith pursue such cure to completion.

                            iii)  A breach by Maker of any warranty or any
misrepresentation contained in the Loan Agreement or the Other
Documents, and such breach or misrepresentation shall not have been remedied within forty-five (45) days after receipt of written notice of such breach has been given by Payee to Maker.

                            iv)  A dissolution or liquidation of Maker
shall have been declared.

                            v)   If Maker shall make an assignment for the
benefit of creditors, or file a voluntary petition under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of its property.

                            vi)  If Maker shall file an answer admitting
the jurisdiction of the court and the material allegations of an involuntary petition filed against it under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or shall fail to have such petition dismissed within ninety (90) days after its filing.

                             vii) If an Order for Relief shall be entered
following the filing of an involuntary petition against Maker under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or if an Order shall be entered appointing a receiver, trustee or custodian of all or part of its property.

                             viii) If there shall have occurred an Event of
Default under the Loan Agreement any of the Other Documents.

                    b. Remedies. If an Event of Default shall occur and be continuing then, in the sole discretion of Payee and without further notice to Maker, the unpaid principal amount and the accrued interest hereunder at the applicable rate specified above until full payment of all amounts due hereunder, and all other sums due by Maker under this Note shall become immediately due and payable without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by Maker. In addition, in each case, Payee may recover all costs of suit and other expenses incurred by Payee (including reasonable attorneys' fees) in connection with the collection of any sums due hereunder.
In addition to other remedies available to it, the Payee may exercise its rights under the Loan Agreement, the Security
Agreement and the Guarantee. The remedies set forth herein shall be in addition to, and not in lieu of, any other additional rights or remedies Payee may have at law or in equity.

                  4. Rights Cumulative. The remedies of Payee as provided in this Note shall be cumulative and concurrent; may be pursued singly, successively or together at the sole discretion of Payee, may be exercised as often as occasion for their exercise shall occur; and in no event shall the failure to exercise any such right or remedy be construed as a waiver or release of it.

                  5. Controlling Law. This Note and all questions relating to its validity, interpretation or performance and enforcement shall be governed by and construed in accordance with the laws of the State of Nevada.

                  6. Notices. Any notices or other communications required to be delivered hereunder shall be sent or delivered in accordance with the Loan Agreement.

                  7. Binding Nature of Note. This Note shall be binding upon Maker, and its successors and assigns and shall inure to the benefit of Payee and its successors and assigns.

                  8. Modification. This Note may not be modified or amended other than by an agreement in writing signed by Maker and Payee.

                  9. Interest Rate Limitation. It is the intent of Maker and Payee in the execution of this Note, the Loan Agreement, the Other Documents (as defined in the Loan Agreement) and in all transactions related hereto and thereto to comply with the usury laws of the State of Nevada (or the usury laws of any other state that might be determined by a court of competent jurisdiction to be applicable notwithstanding such choice of law, hereinafter collectively referred to as "Usury Laws"). In the event that, for any reason, it should be determined that the Usury Laws apply to the loan evidenced hereby, Payee and Maker stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract for use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum rate permitted to be charged by the Usury Laws. In such event, if Payee shall collect monies or other property which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the Usury Laws, all such sums or property deemed to constitute interest in excess of such maximum rate shall, at the option of Payee, be credited to the payment of the principal sum due hereunder.

                  IN WITNESS WHEREOF, Maker, intending to be legally bound, has caused its duly authorized representative to execute and deliver this Note on the date first written above.


                                      NPD, INC.


Attest: /s/ E. Gerald Riesenbach     By: /s/ Nunzio P. DeSantis
                                              Nunzio P. DeSantis, President



                           LOAN AGREEMENT


                  THIS LOAN AGREEMENT (the "Agreement") is made this 15th day of January, 1997, by and between NPD, INC., a Delaware corporation (the "Borrower"), and CASINO-CO CORPORATION, a Nevada corporation (the "Lender").

                        W I T N E S S E T H:

                  Lender has agreed to loan to Borrower the sum of $2,904,016.00 (the "Loan"), on the terms and subject to the conditions set forth herein. The Loan is evidenced by the Borrower's Secured Promissory Note, dated of even date herewith (the "Note"), in the form of Exhibit "A" attached hereto and incorporated herein by reference. The Borrower and the Lender desire to set forth herein the terms and conditions of an agreement pursuant to which the Lender has advanced to the Borrower the Loan.

                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, and intending to be legally bound hereby, the Lender and the Borrower hereby agree as follows:

                  1. The Loan. The Lender has granted to the Borrower the Loan upon the terms and subject to the conditions hereinafter set
forth.   The obligation of the Borrower to repay to the Lender the
aggregate outstanding principal amount under the Loan and accrued interest thereon shall be evidenced by the Note to be executed and delivered by the Borrower to the Lender concurrently with the execution and delivery of this Agreement.

                  2. Security Agreement and Guarantee. To secure all of the Borrower's obligations under the Note and under this Agreement the Borrower has concurrently herewith (i) granted to the Lender a first and prior lien and security interest in and to the Collateral, as such term is defined in the Security Agreement dated of even date herewith in the form of Exhibit "B" attached hereto and incorporated herein by reference (the "Security Agreement"), subject only to the rights of Brennan under the Brennan Pledge
Agreement (as defined in the Security Agreement), which Security
Agreement is hereby confirmed and ratified as being in full force and effect and incorporated into this Agreement by reference and
(ii) caused to be delivered to the Borrower the personal guarantee of Nunzio P. DeSantis in the form of Exhibit "C" attached hereto and incorporated herein by reference. The security interest in the Collateral shall be discharged upon payment in full of the indebtedness of Borrower to Lender under the Note and the Loan
Agreement.

                  3. Representations and Warranties of the Borrower. As a further inducement to the Lender to execute and deliver this Agreement and to make the Loan available to the Borrower, the Borrower hereby represents and warrants to, and makes the following agreements with, the Lender:

                       (a) Authority. The Borrower is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Borrower has full power and authority to borrow the Loan, to execute and deliver this Agreement, the Note, the Security Agreement and any other instruments and documents required to be executed in connection herewith and therewith (the
Security Agreement and such other instruments and documents being collectively called the "Other Documents").

                       b. Validity and Enforceability. This Agreement, the Note and the Other Documents have been duly authorized, validly executed and delivered by the Borrower and are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting the rights of creditors generally and except that the remedy of specific performance or injunctive relief is subject to the discretion of the court before which such a proceeding may be brought.

                       c. No Conflicts. The execution and delivery by the Borrower of this Agreement, the Note and Other Documents and the performance by the Borrower of all of its obligations hereunder and thereunder (a) will not violate or be in conflict with its certificate of incorporation or by-laws; (b) will not constitute a default (with or without the giving of notice or the passage of time or both) under any indenture, agreement or other instrument to which it is a party or by which it or any of its properties or assets is or may be bound or subject; and (c) will not result in the creation or imposition of any lien, security interest, charge or encumbrance of any nature upon any of its properties or assets, which violation or conflict under clause (a), default under clause
(b), or lien, security interest, charge or encumbrance under clause
(c) would have a material adverse effect on the Borrower or otherwise materially impair its ability to perform its obligations under this Agreement, the Note or the Other Documents.

                       d.   No Consents. No consent, approval or
authorization of, or registration, declaration or filing with, any governmental authority or other third party is required as a condition to, or in connection with, the due and valid execution and delivery by the Borrower of this Agreement, the Note or Other Documents other than consents, approvals, authorizations, etc. which have been obtained.

                  4.   Events of Default: Remedies.

                       a.   Events of Default. The following shall
constitute events of default under this Agreement ("Events of Default"):

                            (i) The Borrower fails to pay when due any
principal, interest or other sums due under the Note and shall not have remedied such failure within fifteen (15) days after written notice of such default has been given by the Lender to the Borrower.

                            (ii) The Borrower defaults in the observance or
performance of any condition or covenant contained in this Agreement, the Note or the Other Documents and shall not have remedied the default within forty-five (45) days after written notice of such default has been given by the Lender to the Borrower; provided, however, that if the Borrower has the ability to cure the default, but such default cannot reasonably be cured within such forty-five (45) day period, an Event of Default shall not be deemed to occur if the Borrower shall commence to cure the default during such forty-five day (45) period and shall continuously and diligently in good faith pursue such cure to completion.

                            (iii) A breach by the Borrower of any warranty
or any misrepresentation contained in this Agreement, the Note or the Other Documents, and such breach or misrepresentation shall not have been remedied within forty-five (45) days after receipt of written notice of such breach has been given by the Lender to the Borrower.

                            (iv) A dissolution or liquidation of the
Borrower shall have been declared.

                            (v) If the Borrower shall make an assignment for
the benefit of creditors, or file a voluntary petition under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of its property.

                            (vi) If the Borrower shall file an answer
admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against it under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or shall fail to have such petition dismissed within ninety (90) days after its filing.

                             (vii) If an Order for Relief shall be entered
following the filing of an involuntary petition against the Borrower under the Bankruptcy Code, as amended, or any other
Federal or state insolvency law, or if an Order shall be entered appointing a receiver, trustee or custodian of all or part of its property.

                             (viii) If there shall have occurred an Event
of Default under the Note or any of the Other Documents.

                       (b) Remedies. In the event an Event of Default shall occur and be continuing, then, in the sole discretion of the Lender, and without further notice to the Borrower, the unpaid principal amount and the accrued interest at the applicable rate specified in the Note until full payment of all amounts due under the Note or hereunder, and all other sums due by the Borrower under this Agreement, the Note or the Other Documents, shall become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Borrower. In addition, in each case, the Lender may recover all costs of suit and other expenses incurred by the Lender (including reasonable attorneys' fees) in connection with the collection of any sums due hereunder. In addition to other remedies available to it, the Lender may exercise its rights under the Note and under the Other Documents. The remedies set forth herein shall be in addition to, and not in lieu of, any other additional rights or remedies the Lender may have at law or in equity.

                  5. Survival of Representations and Covenants. This Agreement and all covenants, agreements, representations and warranties made herein, in the Note, and in any of the Other
Documents delivered pursuant hereto or thereto shall survive the making of the Loan and the execution and delivery of the Note, this Agreement and the Other Documents, and shall continue in full force and effect until all of the obligations have been fully paid, performed, satisfied and discharged.

                  6.   Miscellaneous.

                       (a) Entire Agreement: Amendments; Applicable Law. This Agreement, the Note and the Other Documents executed and delivered pursuant hereto constitute the entire agreement between the Lender and the Borrower with respect to the subject matter hereof. The provisions of this Agreement, the Note or the Other
Documents shall not be modified, rescinded or waived except in writing executed by the party against whom such modification, rescission or waiver is sought to be enforced. The construction, interpretation and enforcement of this Agreement, the Note and the Other Documents shall be governed by and construed in accordance with the laws of the State of Nevada. The Lender and the Borrower acknowledge and agree that the only appropriate forums for any legal dispute arising under or in connection with this Agreement, the Note and/or the Other Documents are, and each party hereby irrevocably submits itself to the personal jurisdiction of, (i) the United States District Court of the District of Nevada, and the parties consent and agree that such court shall have sole jurisdiction over any matter arising under or in connection hereunder or thereunder, or (ii) in the event that such District
Court does not have, or will not assume, jurisdiction over such dispute, the Eighth Judicial District of the State of Nevada.

                       (b) Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Lender and the Borrower and their respective successors and assigns, except that the Borrower shall not make any assignment of its rights hereunder without the prior consent of the Lender, which consent may be granted or withheld by the Lender in its sole and absolute discretion.

                       (c) Rights Cumulative. The remedies of the Lender as provided in this Agreement, the Note and the Other Documents shall be cumulative and concurrent; may be pursued singly, successively, or together at the sole discretion of the Lender, may be exercised as often as occasion for their exercise shall occur;
and in no event shall the failure to exercise any such right or remedy be construed as a waiver or release of it.

                       (d) Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made when received by the party to whom the notice, request, etc.
is directed, and which shall be delivered personally, by courier service such as Federal Express, or by messenger, or by United
States mail, registered or certified mail, postage pre-paid, return receipt requested, addressed as set forth below.

                            If to the Borrower:

                            NPD, Inc.
                            215 Central NW
                            Suite 3B
                            Albuquerque, NM 87102
                            Attention: Chairman

                            If to the Lender:

                            Casino-Co Corporation
                            2805 Ashworth Circle
                            Las Vegas, NV 89107
                            Attention: Chairman

                  (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

                  (g) Severability. If any provisions of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provisions and, to this end, the provisions hereof are severable.

                  IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be executed and delivered as of the date first written above.

                                      NPD, INC.


                                 BY:  /s/  Nunzio P. DeSantis
                                 Nunzio P. DeSantis, President

Attest:  /s/ E. Gerald Riesenbach



                                      CASINO-CO CORPORATION


                                      By:  Kenneth Scholl


Attest:    /s/



                         SECURITY AGREEMENT


                  THIS AGREEMENT is made as of this 15th day of January, 1997 by and between NPD, INC., a Delaware corporation with an address at 215 Central NW, Suite 3B, Albuquerque, NM 87102 (the
"Debtor"), and CASINO-CO CORPORATION, a Nevada corporation with an address at 2805 Ashworth Circle, Las Vegas, NV 89107 (the "Secured Party").

                             BACKGROUND

                  The Debtor is indebted to the Secured Party under the Promissory Note of Debtor (the "Note") dated of even date herewith issued to the Secured Party under and pursuant to a Loan Agreement dated of even date herewith between the Debtor and the Secured
Party (the "Loan Agreement"). The Debtor has agreed to grant to the Secured Party security for the Debtor's current and future obligations (collectively, the "Obligations") to the Secured Party arising under the Note and Loan Agreement (collectively, the "Loan Documents"). The terms of this Security Agreement without definition that are defined in the Uniform Commercial Code, as enacted in Nevada and in effect on the date of this Security
Agreement (the "Uniform Commercial Code"), shall have the meanings ascribed to them in the Uniform Commercial Code, unless the context requires otherwise.

                  NOW, THEREFORE, in consideration of the foregoing, and of the covenants and mutual agreements set forth below, and intending to be legally bound, the parties agree:

                  1. In consideration of and as security for the prompt payment when due, at maturity or by acceleration upon default, of the Obligations, the Debtor grants to the Secured Party, and confirms the grant of, a security interest in and lien upon the Collateral (as defined herein), which security interest shall be second in right of priority only to the Brennan Security Interest
(as defined below). This Agreement and the security interest granted in this Agreement shall stand as a general and continuing security for all the Obligations and may be retained by the Secured
Party until all the Obligations have been satisfied in full. For purposes of this Agreement, the term "Brennan Security Interest" means all rights of Robert E. Brennan ("Brennan"), and his successors and assigns, as pledgee under that certain Pledge
Agreement to be entered into between Brennan and the Debtor (the
"Brennan Pledge Agreement") to secure certain obligations of the Debtor to Brennan under a Promissory Note (the "Brennan Note") dated of even date with the Brennan Pledge Agreement. For purposes of this Agreement, the term "Collateral" means the remainder interest of the Debtor in and to the Collateral (as such term is defined in the Brennan Pledge Agreement) upon full satisfaction and discharge of all obligations of the Debtor to Brennan under the Brennan Note and the termination of the Brennan Pledge Agreement resulting therefrom, including, but not limited to, the shares of common stock of International Thoroughbred Breeders, Inc. pledged by the Debtor to Brennan under the Brennan Pledge Agreement
(collectively, the ITB Shares"), and any and all proceeds, monies, income and benefits therefrom to which Debtor is then entitled.

                  2. Concurrently upon the execution of this Agreement, the Debtor shall:

                        (a) open an account either at a national banking institution selected by Debtor with a combined capital and surplus of at least $50,000,000 or at a nationally recognized investment banking\brokerage institution selected by Debtor, and, in each case, in which Debtor shall have no other account or deposit (the
"Cash Collateral Account"); and

                       (b) deliver to Brennan and to the Pledgeholder under the Brennan Pledge Agreement irrevocable written instructions that:
(i) any cash proceeds which the Debtor is entitled to receive upon termination of the Brennan Pledge Agreement shall be delivered directly to and deposited in the Cash Collateral Account; provided, however, that such deposited cash proceeds shall not exceed the principal amount then outstanding under the Note (the "Collateral
Amount"), and (ii) to the extent that the cash deposited in the Cash Collateral Account is less than the principal amount then outstanding under the Note, any certificated securities, including, but not limited to, the ITB Shares, which the Debtor is entitled to receive upon termination of the Brennan Pledge Agreement, shall be delivered directly to the Secured Party. If ITB Shares are delivered to the Secured Party, such ITB Shares shall be held pursuant to and in accordance with the terms and conditions of the Pledge Agreement attached hereto as Annex "A" and incorporated herein by reference.

                       3. So long as an Event of Default shall not have occurred and be continuing, Debtor shall have the right to designate the manner in which the corpus of the Cash Collateral
Account shall be invested; provided that such investments shall be limited to (i) obligations of the U.S. Government, (ii) certificates of deposit of an FDIC-insured bank having combined capital and surplus of not less than $50,000,000, or (iii) money market funds investing in obligations of the U.S. Government;
provided that all such investments under clauses (i) and (ii) above shall mature not later than 180 days from purchase.

                       4.   If at any time during the term of this
Agreement, the aggregate of all funds on deposit in the Cash Collateral Account (including the principal amount of cash equivalents and marketable securites) equals or exceeds the Collateral Amount, then the Secured Party shall deliver to the Debtor any certificated securities or other property then held by the Secured Party as Collateral hereunder which is not in the Cash Collateral Account (and, if all of the ITB Shares held by the Secured Party are delivered, the Pledge Agreement shall be deemed terminated), and the term "Collateral" shall thereafter mean the Cash Collateral Account.

                       5. So long as an Event of Default shall not have occurred and be continuing, any income received in respect of the corpus of the Cash Collateral Account which is not otherwise required to make up any deficiency in the Collateral Amount shall not be deemed "Collateral", and such income shall be disbursed directly to Debtor.

                       6. The Debtor agrees, at any time and from time to time, to execute and deliver to the Secured Party such certificates of interest, instruments of assignment, financing statements, confirmations, renewals, certificates of title and other instruments as the Secured Party may, in its sole discretion, deem necessary or advisable to perfect the security interest of the Secured Party in the Collateral or to implement and continue the rights of the Secured Party with respect to the Collateral and to pay all costs incurred by the Secured Party in the filing, recording, releasing, or terminating of the foregoing. To the extent required to perfect the Secured Party's interest in the Collateral, the Debtor shall cause the Cash Collateral Account to be registered in the names of the Debtor and the Secured Party, as their interests may appear; provided, however, that until an Event of Default hereunder, Debtor shall continue to exercise all rights with respect to the Collateral and Cash Collateral Account to which Debtor is entitled under this Agreement, and the Secured Party shall execute and deliver such instruments and agreements as Debtor shall require to confirm such rights of Debtor. Notwithstanding anything herein to the contrary, any instrument, certificate, financing statement or similar documents prepared to reflect the Secured Party's interest in the Collateral shall expressly state tht such interest is subject and subordinate to the rights of the pledgee under the Brennan Pledge Agreement.

                  7. The Secured Party shall have the right, at any time and from time to time, without notice to or further consent of the Debtor and without incurring any obligation to the Debtor or impairing its security interest in the Collateral: (a) to inspect all books, records and other documents of the Debtor pertaining to the Collateral, including Cash Collateral Account statements and confirmations, and make extracts therefrom; (b) to take any action with respect to the Collateral required of the Debtor in the immediately preceding paragraph upon failure by the Debtor to do so (though the Secured Party shall be under no obligation to take any such action) and to charge the cost of such action to the Debtor, which cost shall be payable on demand and secured by this Agreement; and (c) to notify any party with respect to the Collateral of the security interest of the Secured Party in the Collateral.

                  8. The Debtor warrants and represents that the Collateral is, and will remain at all times prior to payment in full of the Obligations, the sole property of the Debtor, free and clear of any liens, encumbrances, security interest or claims of adverse interest, except for those created by this Agreement and those arising under the Brennan Pledge Agreement.

                  9. The occurrence of an Event of Default under the Note or Loan Agreement shall constitute an Event of Default under this Agreement.

                  10. Upon the occurrence of an Event of Default, the Secured Party shall have with respect to the Collateral all rights and remedies available to a secured party after default under the Nevada Uniform Commercial Code. In furtherance and not in limitation of the foregoing, the Secured Party may: (a) take possession of any Collateral not in its custody; and (b) collect all sums owing to the Debtor on the Collateral and to compromise same if, in the discretion of the Secured Party, such compromise shall be deemed advisable, and endorse or execute for such purpose in the name of the Debtor any instrument of payment or release or compromise received with respect thereto, such endorsement and execution to be effective as that of the Debtor for all purposes.
All remedies of the Secured Party may be exercised separately or concurrently at the discretion of the Secured Party. The Debtor shall be liable to the Secured Party for all out-of-pocket expenses incurred by the Secured Party in connection with the exercise of its remedies under this Agreement, including the reasonable fees of the Secured Party's counsel (collectively, "Collection Costs"), and the same shall, except as otherwise required by the context, be secured by this Agreement. The proceeds of collection, sale or other disposition of the Collateral shall be applied first to the Collection Costs and then, to the extent thereof, to the balance of the Obligations secured by this Agreement; the balance of the proceeds, if any, to be paid to the Debtor. The Debtor shall remain liable to the Secured Party for all Collection Costs and other Obligations secured by this Agreement remaining unpaid after the above application of the proceeds of Collateral.

                  11. A photographic, or other reproduction of this Agreement or any financing statement relating to this Agreement may be filed as and with the effect of an original financing statement.

                  12. (a) Lender's right in the ITB Shares is subordinate to the right of Robert Green ("Green") pursuant to the option between Green and Debtor. In the event that Green exercises his option, Lender agrees that its pledge shall not apply to the ITB
Shares transferred to Green pursuant to his option. Lender agrees to execute any and all documents reasonably requested by Green without cost to Green at the time he executes his option to reflect that the ITB Shares he obtains pursuant to the exercise of that option are obtained free and clear of any lien, claim, interest or encumbrance of or by Lender.

                       (b) Lender acknowledges that the ITB Shares are pledged to Brennan pursuant to the terms of the Lender Stock Pledge Agreement dated January 14, 1997 (the "Pledge Agrement"). Lender agrees that Brennan, as pledgee under the Pledge Agreement, has no duty or obligation to Lender with respect to the ITB Shares and can exercise any and all rights provided for under the Pledge Agreement without regard to any lien, claim or interest of Lender in the ITB Shares, which lien, claim or interest are at all times subordinated to and secondary to the rights of Brennan. In the event Brennan elects, after an event of default under the Pledge Agreement to retain the ITB Shares, as provided for in the Pledge Agreement, Lender will execute any and all documents reasonably requested by Brennan to reflect the discharge of Lender's lien without any cost or consideration from Brennan, other than the consideration provided by his consenting to the secondary pledge provided herein. Similarly, in the event of a sale by Brennan after default in accordance with the Pledge Agreement, Lender will execute any and all documents discharging its pledge hereunder so that Brennan can convey good title to the ITB Shares to a purchaser free and clear of any lien or or claim of Lender, without cost or additional consideration from Brennan. Lender's right in such circumstance shall be limited solely to the right to receive any excess proceeds from such sale over and above all amounts which Brennan is entitled to receive under the Pledge Agrement.

                  13. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada and may be modified and waived only in writing signed by the Secured Party and the Debtor. This Agreement shall be binding on the Debtor and its successors and assigns and shall inure to the benefit of the Secured Party and his heirs, personal representatives, successors and assigns.

                  IN WITNESS WHEREOF, and intending to be legally bound, the parties have duly executed this Agreement as of the day and year first above written.


                                           NPD, INC.

                                           By: /s/ Nunzio P. DeSantis

                                           Attest: /s/ E. Gerald Riesenbach


                                           CASINO-CO CORPORATION

                                           By:  /s/ Kenneth Scholl

                                           Attest:  /s/




                          PLEDGE AGREEMENT

                  THIS PLEDGE AGREEMENT is made as of this day of January, 1997 by among NPD, Inc., a Delaware corporation ("Pledgor"), and CASINO-CO CORPORATION, a Nevada corporation ("Pledgee").

                             BACKGROUND

                  Pledgor and Pledgee are parties to a Security Agreement dated of even date herewith (the "Security Agreement") pursuant to which Pledgor has granted to Pledgee a lien on and security interest in and to the Collateral as such term is defined in the Security Agreement to secure indebtedness of Pledgor to Pledgee under the Promissory Note of Pledgor (the "Note") dated of even date herewith issued to Pledgee under and pursuant to a Loan
Agreement dated of even date herewith between Pledgor and Pledgee
(the "Loan Agreement"). Capitalized terms used herein but not defined herein shall have the meanings given such terms in the Security Agreement. The Security Agreement provides that if and to the extent the Collateral comprises in part ITB Shares, the ITB
Shares shall be held by the Pledgee under and pursuant to the terms of this Pledge Agreement.

                              AGREEMENT

                  NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, and for good, valuable and sufficient consideration, the receipt of which is hereby acknowledged, Pledgor agrees as follows:

                  1. The term "Pledged Stock" shall mean ITB Shares received by Pledgee as part of the Collateral under the Security Agreement, together with all certificates, options, rights, dividends or other distributions issued in addition to, in substitution or in exchange for, or on account of, any of the Pledged Stock, and all cash and noncash proceeds of all of the foregoing, now or hereafter owned, acquired by or arising in favor of Pledgor (provided, however, that any cash proceeds shall be deposited into the Cash Collateral Account and thereafter shall be governed by the terms of the Security Agreement.

                  2. (a) As security for the prompt satisfaction of the Obligations, the Pledgor hereby assigns, pledges, hypothecates, delivers and set over to Pledgee, the Pledged Stock and grants
Pledgee a first and prior lien on and security interest in and to the Pledged Stock.

                       (b) Until an Event of Default under the Loan Agreement, the Note, the Security Agreement, or this Agreement (an "Event of Default") shall occur and be continuing:

                            (i)  the Pledgor shall be entitled to exercise
any and all voting and other consensual rights pertaining to the Pledged Stock for any purpose not inconsistent with the terms hereof; and

                            (ii) the Pledgor shall be entitled to receive
and retain any and all dividends paid in respect of the Pledged
Stock, other than dividends paid or payable other than in cash and dividends payable in cash in respect of a partial or total liquidation or dissolution of ITB, a reduction of capital, capital surplus or paid-in surplus or in redemption of the Pledged Stock.

Pledgee shall execute and deliver to Pledgor all such proxies and other instruments as Pledgor may reasonably request for the purpose of enabling Pledgor to exercise the voting and other rights to which it is entitled and to receive the dividends which it is authorized to receive pursuant to this subsection 2(b).

                       c. If the Pledgor shall become entitled to receive or shall receive, in connection with any of the Pledged Stock, any:

                            (i)  Stock certificate including, without
limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off;

                            (ii) Option, warrant, or right, whether as an
addition to or in substitution or in exchange for any of the Pledged Stock, or otherwise;

                            (iii) Dividends or distributions payable in
property, including securities issued by other than ITB; or

                             (iv) Dividends or distributions of any sort
other than to which Pledgor is entitled under subsection 2(b) hereof; then, Pledgor shall immediately deliver same to Pledgee to be held by Pledgee under this Agreement, in the exact form received, with, as applicable, Pledgor's endorsement when necessary, or appropriate stock powers duly executed in blank, which the Pledgor hereby agrees to make and/or furnish, subject to the terms hereof, as part of the Pledged Stock.

                       d. At any time, Pledgee may have any or all of the Pledged Stock registered in the name of Pledgee or another nominee, and Pledgor hereby covenants that, upon the request of Pledgee, Pledgor shall use its best efforts to cause the transfer agent of the Pledged Stock to effect such registration. If done prior to the occurrence of the Event of Default, Pledgor shall nevertheless retain all voting rights with respect to the Pledged Stock and, for that purpose, Pledgee shall execute and deliver to Pledgor all necessary proxies. Immediately and without further notice, upon the occurrence of an Event of Default, whether or not the Pledged
Stock shall have been registered in the name of Pledgee or its nominee, Pledgee shall have the right to exercise all voting rights as to all of the Pledged Stock, and shall have all other corporate rights and all conversion, exchange, subscription or other rights, privileges or options pertaining thereto as if Pledgee were the absolute owner thereof including, without limitation, the right to exchange any or all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by such issuer of any right, privilege, or option pertaining to any of the Pledged Stock and, in connection therewith, to deliver any of the Pledged Stock to any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it; but Pledgee shall have no duty to exercise any of the aforesaid rights or privileges, or may delay in so doing. In exercising such authority, notice of such exercise shall forthwith be delivered to Pledgor.

                  e. Until the occurrence of an Event of Default, Pledgor shall be entitled to instruct Pledgee to deliver to Pledgor or to Pledgor's representative all or part of the Pledged Stock for purposes of consummating a bona fide sale at fair market value to a third party, and Pledgee shall so deliver the Pledged Stock upon its receipt of confirmation or settlement documents or cash. Upon receipt of proceeds from such bona fide sale, Pledgee shall deposit such cash into the Cash Collateral Account to the extent of any deficiency between the funds deposited therein and the Collateral
Amount, and with any excess thereof being disbursed to the Pledgor. Notwithstanding anything in this subparagraph 2(e) to the contrary, if the proceeds from any such proposed sale, when added to the funds then deposited in the Cash Collateral Account would not be sufficient to equal the Collateral Amount, the prior consent of the Pledgee to such sale shall be required.

                  3. (a) Upon the occurrence of an Event of Default, Pledgee may, without demand of performance or other demand, advertisement, or notice of any kind (except the notice specified below of the time and place of any public or private sale or other disposition) to or upon Pledgor or any other person (all of which are, to the extent permitted by law, hereby expressly waived) forthwith realize upon the Pledged Stock or any part thereof, and may forthwith, or agree to, sell or otherwise dispose of and deliver the Pledged Stock or any part thereof or interest therein, in one or more parcels at public sale or sales, at any exchange, broker's board or at issuer's offices or elsewhere, at such prices and on such terms (including, without limitation, a requirement that any purchaser of all or any part of the Pledged Stock purchase the shares constituting the Pledged Stock for investment and without any intention to make a distribution thereof, and all of such terms as shall be required by applicable law) as it may deem best, for or on credit or for future delivery without assumption of any credit risk, with the right to Pledgee or any purchaser to purchase upon any such sale the whole or any part of the Pledged
Stock free of any right or equity of redemption in Pledgor, which right or equity is hereby expressly waived and released. Notwithstanding anything herein to the contrary, upon an Event of Default, the Pledgee shall be entitled to realize on only that portion of the Pledged Stock which is reasonably expected to generate net proceeds which, when added to the Cash Collateral
Account, will equal the Collateral Amount, it being the understanding that the Obligations shall be satisfied first out of the Cash Collateral Account and second the Pledged Stock.

                       (b) The proceeds of any such disposition or other action by Pledgee shall be applied as follows:

                            (i) First, the costs and expenses incurred in
connection therewith or incidental thereto or to the care or safekeeping of any of the Pledged Stock or in any way relating to the rights of the Pledgee hereunder, including reasonable attorneys' fees and legal expenses;

                            (ii) Second to the satisfaction of the
Obligations, subject to the terms of subsection 3(a) above;

                             (iii) Third, to the payment of any other
amounts required by applicable law (including, without limitation, those under the Uniform Commercial Code as enacted in the State of Delaware): and

                             (iv) Fourth, to the Pledgor to the extent of
any surplus proceeds.

Pledgee agrees to give at least five (5) days' written notice of the time and place of any public sale or of the time after which a private sale or other disposition may take place, which notice
Pledgor hereby deems commercially reasonable.

                  4.   Pledgor represents and warrants that:

                       (a) Pledgor has, and has duly exercised, all requisite power and authority to enter into this Agreement, to pledge the Pledged Stock for the purposes described in subparagraph 2(a) above, and to carry out the transactions contemplated by this Pledge Agreement:

                       (b) Pledgor is the legal and beneficial owner of all the Pledged Stock registered in such Pledgor's name;

                       (c) The Pledged Stock is owned by Pledgor free of any pledge, mortgage, hypothecation, lien, claim, charge, encumbrance or security interest in such shares or the proceeds thereof, except for those granted hereunder and under the Brennan
Security Agreement and under the Option Agreement between Robert
Green and the Pledgor dated December 5, 1996 as to fifty percent of the ITB Shares subject to the Brennan Security Agreement;

                       (d) The execution and delivery of this Pledge Agreement, and the performance of its terms, will not violate or constitute a default under the terms of any agreement, indenture or other instrument, license, judgment, decree, order of regulations, applicable to Pledgor or any of Pledgor's property; and

                        (e) Upon delivery of the Pledged Stock to Pledgee, this Pledge Agreement shall create a valid first lien upon and perfected security interest in the Pledged Stock and the cash and non cash proceeds thereof, subject to no prior security interest, lien, charge or encumbrance, or agreement purporting to grant to any third party a security interest in the property or assets of Pledgor which would include the Pledged Stock other than under the Option Agreement between Robert Green and the Pledgor dated December 5, 1996 as to fifty percent of the ITB Shares subject to the Brennan Security Agreement.

                  5. (a) Pledgor hereby covenants that, until all of the Obligations have been satisfied in full, Pledgor will not, without the prior consent of Pledgee or as otherwise permitted by subparagraph 3(a), sell, convey, or otherwise dispose of any of the Pledged Stock or any interest therein, or create, incur, or permit to exist any pledge, mortgage, lien, charge, encumbrance or any security interest whatsoever in or with respect to any of the Pledged Stock or the proceeds thereof, other than that created hereby.

                       (b) The breach by Pledgor of a covenant set forth in subsection 5(a) or the misrepresentation by Pledgor or breach of a warranty made in Section 4 hereof or the failure of Pledgor to timely perform any material obligation hereunder shall constitute an "Event of Default" hereunder.

                  6. Pledgor recognizes that Pledgee may be unable to effect a public sale of all or a part of the Pledged Stock and may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obligated to agree, among other things, to acquire the Pledged Stock for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges that any such private sales may be at prices and on terms less favorable to Pledgee than those of public sales, and agree that such private sales shall be deemed to have been made in a commercially reasonable manner and that Pledgee have no obligation to delay sale of any Pledged Stock to permit the issuer thereof to register it for public sale under the Securities
Act of 1933, as amended, or any other applicable law.

                  7. Pledgor will promptly deliver to Pledgee all written notice received by Pledgor with respect to the Pledged Stock, and Pledgee will promptly give like notice to Pledgor of any such notices received by Pledgee or its nominees.

                  8. Pledgor shall at any time, and from time to time, upon written request of Pledgee, execute and deliver such further documents and do such further acts and things as Pledgee may reasonably request to effect the purposes of this Pledge Agreement including, without limitation, delivering to Pledgee, upon the occurrence of an Event of Default, irrevocable proxies with respect to the Pledged Stock in form satisfactory to Pledgee.

                  9. (a) No course of dealing between Pledgor and Pledgee, nor any failure to exercise, nor any delay in exercising, any right, power or privilege of Pledgee hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

                       (b) The rights and remedies provided hereinand in the Loan Agreement and the Security Agreement and in all other agreements, instruments, and documents delivered pursuant to or in connection with the Loan Agreement or Note, are cumulative and are in addition to and not exclusive of any rights or remedies provided by law, including, but without limitation, the rights and remedies of a secured party under the Nevada Uniform Commercial Code.

                       (c) The provisions of this Pledge Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, such invalidity and unenforceability shall not affect any other clause or provision in such jurisdiction and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision in any other jurisdiction or any other clause or provision in this Pledge Agreement in any jurisdiction.

                  10. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by facsimile, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10:

                       (a)  if to Pledgor:

                            NPD, Inc.
                            215 Central NW
                            Suite 3B
                            Albuquerque, NM 87102

                       (b)  if to Pledgee:

                            Casino-Co Corporation
                            2805 Ashworth Circle
                            Las Vegas, NV 89107

                  11. This Pledge Agreement shall be construed in accordance with the substantive laws of the State of Nevada without regard to principles of conflicts of laws and intended to take effect as an instrument under seal.

                  12. In the event of any inconsistency between the terms of this Pledge Agreement and the terms of the Security Agreement, the terms of the Security Agreement shall govern and control.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Pledge Agreement.

                            NPD, INC,

                            By: /s/ Nunzio P. DeSantis, President

                            Attest:  /s/ E. Gerald Riesenbach,Secretary


                            CASINO-CO CORPORATION

                            By:  /s/  Kenneth Scholl, President

                            Attest: /s/



Exhibit 99.6


                              NPD, INC.
                        215 Centra Northwest
                              Suite 3B
                       Albuquerque, NM  87102




                          January 15, 1997



Casino-Co Corporation
2805 Ashworth Circle
Las Vegas, Nevada  89107

                  Re:  Option on Brennan Shares

Gentlemen:

                  NPD, Inc. ("NPD") has entered into a Stock Purchase Agreement dated December 5, 1996, as amended (the "Purchase
Agreement"), with Robert E. Brennan ("Seller") pursuant to which the Purchaser has agreed to purchase from the Seller 2,904,016 shares of the common stock, par value $2.00 per share, of International Thoroughbred Breeders, Inc. ("ITB") (the "Shares") for an aggregate purchase price of $11,616,064.

                  In consideration for AutoLend Group, Inc. ("AutoLend") making a loan to NPD in the amount of $2,904,016, NPD granted to AutoLend an option (the "Option") to purchase the Shares under the terms and subject to the conditions set forth in the Option
Agreement between NPD and AutoLend dated December 5, 1996, a copy of which is attached hereto as Annex "A" and incorporated herein by reference )(the "Option Agreement").

                  On January 13, 1997, the United States Bankruptcy Court for the District of New Mexico, before which proceedings are pending relating to AutoLend as debtor, issued a Temporary
Restraining Order the effect of which is to prevent AutoLend from making the aforementioned loan to NPD. Consequently, due to the lack of consideration for the Option, NPD has terminated the Option Agreement with AutoLend.

                  In consideration for Casino-Co Corporation ("Casino-Co") making a loan to NPD in the amount of $2,904,016.00, pursuant to the terms of a Loan Agreement dated of even date herewith between NPD and Casino-Co (the "Loan Agreement"), NPD hereby grants to
Casino-Co the Option, on the same terms and subject to the same conditions set forth in the attached Option Agreement; provided, however, that the Option Agreement shall automatically terminate and be of no force and effect if AutoLend repays in full all amounts due and owing Casino-Co from NPD under the Loan Agreement and related Secured Promissory Note within twenty (20) days from the date hereof; and, provided, further, however, that notwithstanding the foregoing or anything else contained herein,
(i) the Option shall not become exercisable unless and until the parties and the grant of the Option to Casino-Co have received all required consents and approvals, including, without limitation, the approvals of Robert E. Brennan ("Brennan") and the United States
Bankruptcy Court for the District of New Jersey, before which certain proceedings involving Brennan, as debtor-in-possession, are pending, and (ii) should such required consents and approvals not be obtained, then the grant of the Option to Casino-Co shall be rescinded and shall be deemed to be void ab initio, it being the intention of the parties that neither the grant of the Option to Casino-Co nor any other action taken pursuant to or in connection with the Loan Agreement shall constitute a breach or violation of Loan Documents, the Purchase Agreement or any order, decree, document or instrument related thereto. NPD and Casino-Co agree to use their best efforts to obtain all such necessary consents and approvals.

                  If the foregoing collectively represents the understanding of Casino-Co with respect to the grant of the Option, kindly execute a copy of this letter where indicated below and return the executed copy to the undersigned, whereupon this letter agreement shall become a valid and binding obligation of the parties and shall inure to the benefit of the respective successors and assigns.

                                      Sincerely,

                                      NPD, Inc.

                                      /s/ Nunzio P. DeSantis

                                      BY:  Nunzio P. DeSantis, Chairman

NPD
Agreed and Accepted:

CASINO-CO CORPORATION


By:
Title:

Dated: January 15, 1997


                              NPD, INC.
                      215 Central NW, Suite 3B
                    Albuquerque, New Mexico 87102


                          December 5, 1996



AutoLend Group, Inc.
215 Central NW, Suite 3B
Albuquerque, NM 87102


                  Re:  International Thoroughbred Breeders, Inc. ("ITB")

Gentlemen:

                  NPD, Inc. (the "Purchaser") has entered into a Stock Purchase Agreement dated December 5, 1996 (the "Purchase
Agreement") with Robert E. Brennan ("Seller") pursuant to which the Purchaser has agreed to purchase from the Seller 2,904,016 shares of the common stock, par value $2.00 per share, of ITB (the
"Shares") for an aggregate purchase price of $11,616,064. Attached to this Letter Agreement as Exhibit "A" is a copy of the Purchase Agreement which sets forth the terms and conditions pursuant to which the purchase of the Shares shall be made.

                  1. The Purchaser hereby grants to AutoLend Group, Inc., or to a subsidiary wholly-owned by AutoLend Group, Inc.
(collectively, the "Company"), an option (the "Option") to purchase all but not less than all of the Shares to which the Purchaser is entitled to purchase under the Stock Purchase Agreement, subject only to the Green Option (as defined below). In contemplation of the Option, the Purchase Agreement provides that the Purchaser my assign its rights under the Purchase Agreement to the Company or sell the Shares to the Company upon its exercise of the Option, provided that the Company comply with the conditions set forth in
Section 13(b) of the Purchase Agreement which requires, among other things, that: (i) the Company is approved as qualified by the New
Jersey Casino Control Commission in connection with the issuance of a non-gaming license casino service license and is approved by the New Jersey Racing Commission (the "Approvals"); and (ii) the
Company agrees to be bound by the terms and conditions of the Purchase Agreement and the Note and Pledge Agreement referred to therein.

                  2. Upon receipt of all Approvals, the Option shall become immediately exercisable for a sixty day period (the "Option Term"), and shall be exercised by written notice to the Purchaser of the Company's election to exercise the Option accompanied by payment of the Exercise Price, as defined below.

                  3. The term "Exercise Price" as used herein shall mean the (i) assumption by the Company of the Purchaser's obligations under the Purchase Agreement plus (ii) the cancellation of the Loan
(as defined below). If the Company exercises the Option after the purchase of the Shares by the Purchaser from the Seller under Purchase Agreement, the term "Exercise Price" as used herein shall mean the (i) assumption by the Company of the Purchaser's obligations under Note and Pledge Agreement delivered by the Purchaser to the Seller plus (ii) the payment to the Purchaser of the sum of $2,904,016 by wire transfer or bank check to the Purchaser plus (iii) the cancellation of the Loan (as defined below).

                  4. In consideration for the grant of the Option, and to induce the Purchaser to grant the Option, the Company has agreed to lend to the Purchaser up to the sum of $2,904,016, which amount shall be used by the Purchaser to fulfill certain of its obligations to the Seller in accordance with the terms of the Stock Purchase Agreement (the "Loan"). The Loan shall be evidenced by a promissory note on terms mutually acceptable to the Purchaser and the Company.

                  5. The Company agrees that the Option granted hereby is expressly subject to an Agreement between the Purchaser and Robert
Green (the "Green Agreement"), pursuant to which Robert Green has been granted an option (the "Green Option") to purchase 1,452,008 of the Shares for the sum of $5,808,032.00, plus the Additional
Amount (as defined in the Purchase Agreement), all as more fully set forth in the Green Agreement attached hereto as Exhibit "B."
If the Green Option has not been exercised prior to the Company's exercise of the Option, the Company shall expressly assume the Purchaser's obligations under the Green Agreement together with its receipt of the rights of the Purchaser thereunder.

                  If the foregoing correctly represents the understanding of the Company with respect to the grant of the Option and the making of the Loan in consideration therefor, kindly execute a copy of this letter where indicated below and return the executed copy to the undersigned, whereupon this letter agreement shall become a valid and binding obligation of the Company and of each of the undersigned and shall inure to the benefit of their respective heirs, personal representatives, successors and assigns.


                                      Very truly yours,

                                      NPD, INC.

                                       /s/ Nunzio P. DeSantis
                                      Nunzio P. DeSantis, Chairman

AGREED AND ACCEPTED BY:

AUTOLEND GROUP, INC.

By: /s/ E. Gerald Riesenbach

Title:  Corporate Secretary

Dated:  December 5, 1996


Exhibit 99.7
                              NPD, INC.
                      215 Central NW, Suite 3B
                    Albuquerque, New Mexico 87102


                          December 5, 1996



Mr. Robert Green



                  Re:  International Thoroughbred Breeders, Inc. ("ITB")

Gentlemen:

                  NPD, Inc. (the "Purchaser") has entered into a Stock Purchase Agreement dated December 5,1996 (the "Purchase Agreement") with Robert E. Brennan ("Seller") pursuant to which the Purchaser has agreed to purchase from the Seller 2,904,016 shares of the common stock, par value $2.00 per share, of ITB (the "Shares") for an aggregate purchase price of $11,616,064. Attached to this Letter Agreement is a copy of the Purchase Agreement which sets forth the terms and conditions pursuant to which the purchase of the Shares shall be made.

                  1. For good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, and intending to be legally bound, the Purchaser hereby agrees that, on the date the Purchaser purchases the Shares under the Purchase Agreement (the
"Purchase Closing Date"), the Purchaser grants to you an option
(the "Option") to purchase 1,452,008 of the Shares (the "Option
Shares"). The term of the Option (the "Option Term") will be twelve (12) months and shall terminate on the one year anniversary of the Purchase Closing Date; provided, however, that the Option will not become exercisable unless and until you have obtained all requisite governmental and agency approvals to own the Option
Shares, including, but not limited to, approvals from the New
Jersey Casino Control Commission and the New Jersey Racing
Commission (collectively, the "Approvals").

                  2. Upon receipt of all Approvals, the Option shall become immediately exercisable for the remainder of the Option
Term, and shall be exercised by written notice to the Purchaser of your election to exercise the Option accompanied by payment of the Exercise Price, as defined below.

                  3. The term "Exercise Price" as used herein shall mean the sum of $5,808,032.00, plus the Additional Amount (as defined in the Purchase Agreement), if any. The Exercise Price shall be paid:
(1) by wire transfer or cashier's check of the Exercise Price to the Purchaser or (2) by delivery to the Purchaser of a promissory note in the form of Exhibit "A" attached hereto (the "Note")
(provided, however, that the option to pay the Exercise Price by the issuance of the Note shall be available only if such method of payment does not violate the margin rules and regulations promulgated by the Federal Reserve Board) or (3) with the consent of the Seller, by assumption by you of the Purchaser's obligations under the promissory note issued by the Purchaser to the Seller in partial payment of the Shares and the obligations under the pledge agreement executed in connection therewith. If at the time you pay the Exercise Price in accordance with clause 1 or 2 above the Seller has not theretofore exercised his right to cause an increase in the purchase price for the Shares by the Additional Amount, then, in the case of clause (1), you shall deliver a promissory note which shall provide for the payment of the Additional Amount, once determined, no later than the earlier to occur of (i) sixty days from the date the Additional Amount is determined and (ii) the date the Additional Amount is due the Seller under the Purchase
Agreement and, in the case of clause (2), the principal amount of the promissory note shall be increased by the Additional Amount, once determined.

                  4. If you exercise the Option and fail to pay the Exercise Price in full when it is due (for example, a failure to pay amounts due under the promissory note delivered either to the Purchaser or the promissory note assumed by you from the Purchaser), the Purchaser shall be entitled to retain the Option Shares not purchased by you (on the basis of the Exercise Price divided by the total number of Option Shares) and further, shall be entitled to retain all of the Option Shares upon payment to you of any amounts already paid by you in respect of the Exercise Price.

                  5. In connection with the grant to you of the Option, you hereby represent and warrant to the Purchaser the following, all of which are true and correct on the date hereof and shall be true and correct on the date of exercise of the Option:

                       a. You have all requisite power and authority to execute and deliver this Letter Agreement and the Note and to perform your obligations hereunder and thereunder.

                       b. This Letter Agreement has been (and, in the case of the Note, will be) duly executed and delivered by you and, assuming due authorization, execution and delivery by the Purchaser, constitute (and, in the case of the Note will constitute) your valid and binding agreements, enforceable in accordance with their respective terms.

                       c. Neither the execution and delivery of this Letter Agreement or the Note, nor the performance of the transactions contemplated herein or therein by you will, with or without the giving of notice or the lapse of time or both, violate or constitute a default under any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument or any order, judgment or ruling of any governmental authority to which you are a party or by which any of your property is bound, except in each case for any violation or default which does not materially impair your ability to consummate the transactions contemplated hereby.

                       d. Except as provided in clause (g) below, no authorization or approval by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by you of this Agreement or the Note.

                       e.   No litigation, action, proceeding,
investigation or suit is pending or, to your knowledge, threatened, that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with your performance of your obligations under this Letter Agreement or the Note.

                       f. You acknowledge that this Letter Agreement must be submitted to the Bankruptcy Court and will become a part of the public record.

                       g. You have no reason to believe that you will not be qualified under the standards established by the New Jersey
Casino Control Commission ("Commission") in connection with the issuance of a nongaming casino service industry license
("Qualifier") and under the standards of the New Jersey Racing
Commission ("Racing Commission").

                  6. Until the Exercise Price has been paid in full, you agree that you may not sell, assign, pledge, donate or otherwise transfer in any manner any of the Option Shares or any interest therein, including, but not limited to, the right to receive dividends and distributions on account of the Option Shares. Once you are entitled to transfer the Option Shares, the Purchaser or its assignee shall have a right of first refusal to purchase any or all of the Option Shares which you desire to sell or transfer on substantially the same terms and conditions which you obtain from a bona fide purchaser for the Option Shares.

                  7. Upon your exercise of the Option, you will deliver to the Purchaser a proxy, which shall be deemed to be coupled with an interest, pursuant to which the Purchaser or its duly authorized substitute or substitutes shall have the authority to vote, in the proxy holder's sole discretion, all the Option Shares on all matters on which shareholders of ITB are entitled to vote. The proxy shall terminate on the earlier of 36 months from the date of the proxy and, with respect to those Option Shares which are sold by you to a non-affiliate in a bona fide, arms-length transaction, on the date of sale.

                  8. The terms of this Option will become null and void and without any force and effect if the Purchaser does not purchase the Shares or, prior to the exercise of the Option, the Purchaser is required by law or court or governmental order to divest itself of the Shares.

                  If the foregoing correctly represents your understanding with respect to the grant of the Option, kindly execute a copy of this Letter Agreement where indicated below and return the executed copy to the Purchaser, whereupon this Letter Agreement shall become your valid and binding obligation and shall inure to the benefit of our respective heirs, personal representatives, successors and assigns.

                                      Very truly yours,

                                      NPD, INC.

                                       /s/ Nunzio P. DeSantis
                                      Nunzio P. DeSantis, Chairman

AGREED AND ACCEPTED BY:

/s/ Robert Green
Robert Green

Dated:  December 5, 1996